INTERIM REPORT
For the three months ended
March 31, 2019

CONSOLIDATED BALANCE SHEETS
as at March 31, 2019 and December 31, 2018
(unaudited - US$ millions)

	Notes	March 31, 2019	December 31, 2018
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations – $9.7; December 31, 2018 – $21.5)	5, 19	1,522.1	1,557.2
Insurance contract receivables		5,626.8	5,110.7

Portfolio investments
Subsidiary cash and short term investments	5, 19	7,249.9	6,722.0
Bonds (cost $19,134.7; December 31, 2018 – $19,281.8)	5	19,103.2	19,256.4
Preferred stocks (cost $353.4; December 31, 2018 – $327.2)	5	307.9	260.1
Common stocks (cost $5,068.3; December 31, 2018 – $5,014.2)	5	4,798.9	4,431.4
Investments in associates (fair value $3,694.0; December 31, 2018 – $3,279.1)	5, 6	3,906.5	3,471.9
Derivatives and other invested assets (cost $1,200.4; December 31, 2018 – $971.3)	5, 7	736.4	563.6
Assets pledged for short sale and derivative obligations (cost $128.1; December 31, 2018 – $164.8)	5, 7	128.1	164.6
Fairfax India and Fairfax Africa cash, portfolio investments and investments in associates	5, 19	2,576.6	2,562.9
		38,807.5	37,432.9

Deferred premium acquisition costs		1,207.6	1,127.3
Recoverable from reinsurers (including recoverables on paid losses – $769.2; December 31, 2018 – $651.0)	8, 9	8,730.5	8,400.9
Deferred income taxes		353.3	497.9
Goodwill and intangible assets		5,793.3	5,676.9
Other assets	3	6,427.9	4,568.3
Total assets		68,469.0	64,372.1

Liabilities
Accounts payable and accrued liabilities	3	4,441.5	3,020.0
Short sale and derivative obligations (including at the holding company – $0.3; December 31, 2018 – $6.6)	5, 7	61.7	149.5
Insurance contract payables	3	2,263.6	2,003.1
Insurance contract liabilities	8	36,523.0	35,353.9
Borrowings – holding company and insurance and reinsurance companies	10	5,544.9	4,855.2
Borrowings – non-insurance companies	10	1,800.1	1,625.2
Total liabilities		50,634.8	47,006.9

Equity	11
Common shareholders’ equity		12,138.7	11,779.3
Preferred stock		1,335.5	1,335.5
Shareholders’ equity attributable to shareholders of Fairfax		13,474.2	13,114.8
Non-controlling interests		4,360.0	4,250.4
Total equity		17,834.2	17,365.2
		68,469.0	64,372.1

See accompanying notes.

CONSOLIDATED STATEMENTS OF EARNINGS
for the three months ended March 31, 2019 and 2018
(unaudited - US$ millions except per share amounts)

	Notes	2019	2018
Income
Gross premiums written	17	4,726.6	3,932.2
Net premiums written	17	3,941.5	3,240.1

Gross premiums earned		4,227.3	3,379.3
Premiums ceded to reinsurers		(704.7)	(637.6)
Net premiums earned	17	3,522.6	2,741.7
Interest and dividends		235.9	211.4
Share of profit of associates	6	122.3	30.3
Net gains on investments	5	723.9	934.2
Other revenue	17	1,027.9	1,008.8
		5,632.6	4,926.4
Expenses
Losses on claims, gross	8	3,069.3	2,054.5
Losses on claims ceded to reinsurers		(669.7)	(374.7)
Losses on claims, net	18	2,399.6	1,679.8
Operating expenses	18	601.8	612.8
Commissions, net	9	528.8	467.8
Interest expense (including lease accretion of $16.9; 2018 - nil)	3, 10	111.6	88.8
Other expenses	17, 18	993.1	986.1
		4,634.9	3,835.3
Net earnings before income taxes		997.7	1,091.1
Provision for income taxes	13	183.1	53.1
Net earnings		814.6	1,038.0

Attributable to:
Shareholders of Fairfax		769.2	684.3
Non-controlling interests		45.4	353.7
		814.6	1,038.0

Net earnings per share	12	$28.04	$24.27
Net earnings per diluted share	12	$26.98	$23.60
Cash dividends paid per share		$10.00	$10.00
Shares outstanding (000) (weighted average)	12	27,030	27,730

See accompanying notes.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three months ended March 31, 2019 and 2018
(unaudited – US$ millions)

	2019	2018

Net earnings	814.6	1,038.0

Other comprehensive income (loss), net of income taxes

Items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation gains (losses) on foreign operations	94.6	(77.9)
Gains (losses) on hedge of net investment in Canadian subsidiaries	(44.0)	49.7
Gains on hedge of net investment in European operations	15.2	—
Share of other comprehensive income (loss) of associates, excluding net gains (losses) on defined benefit plans	(29.7)	23.6
	36.1	(4.6)
Items that will not be subsequently reclassified to net earnings
Share of net gains (losses) on defined benefit plans of associates	15.3	(4.5)

Other comprehensive income (loss), net of income taxes	51.4	(9.1)

Comprehensive income	866.0	1,028.9

Attributable to:
Shareholders of Fairfax	813.2	704.1
Non-controlling interests	52.8	324.8
	866.0	1,028.9

	2019	2018

Income tax (expense) recovery included in other comprehensive income (loss)

Income tax on items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation gains (losses) on foreign operations	(3.9)	1.4
Share of other comprehensive income (loss) of associates, excluding net gains (losses) on defined benefit plans	3.3	(2.2)
	(0.6)	(0.8)
Income tax on items that will not be subsequently reclassified to net earnings
Share of net gains (losses) on defined benefit plans of associates	(2.6)	0.9

Total income tax (expense) recovery	(3.2)	0.1

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the three months ended March 31, 2019 and 2018
(unaudited - US$ millions)

	Subordinate voting shares	Multiple voting shares	Treasury shares at cost	Share-based payments and other reserves	Retained earnings	Accumulated other comprehensive income (loss)	Common shareholders’ equity	Preferred shares	Equity attributable to shareholders of Fairfax	Non-controlling interests	Total equity
Balance as of January 1, 2019	6,855.2	3.8	(587.5)	208.9	5,864.2	(565.3)	11,779.3	1,335.5	13,114.8	4,250.4	17,365.2
Net earnings for the period	—	—	—	—	769.2	—	769.2	—	769.2	45.4	814.6
Other comprehensive income (loss), net of income taxes:
Net unrealized foreign currency translation gains on foreign operations	—	—	—	—	—	78.9	78.9	—	78.9	15.7	94.6
Losses on hedge of net investment in Canadian subsidiaries	—	—	—	—	—	(44.0)	(44.0)	—	(44.0)	—	(44.0)
Gains on hedge of net investment in European operations	—	—	—	—	—	15.2	15.2	—	15.2	—	15.2
Share of other comprehensive loss of associates, excluding net losses on defined benefit plans	—	—	—	—	—	(20.9)	(20.9)	—	(20.9)	(8.8)	(29.7)
Share of net gains on defined benefit plans of associates	—	—	—	—	—	14.8	14.8	—	14.8	0.5	15.3
Issuances for share-based payments	—	—	21.7	(25.1)	—	—	(3.4)	—	(3.4)	—	(3.4)
Purchases and amortization for share-based payments	—	—	(54.3)	15.9	—	—	(38.4)	—	(38.4)	1.1	(37.3)
Purchases for cancellation	(61.8)	—	—	—	(56.2)	—	(118.0)	—	(118.0)	—	(118.0)
Common share dividends	—	—	—	—	(278.0)	—	(278.0)	—	(278.0)	(5.4)	(283.4)
Preferred share dividends	—	—	—	—	(11.2)	—	(11.2)	—	(11.2)	—	(11.2)
Acquisitions of subsidiaries	—	—	—	—	—	—	—	—	—	50.2	50.2
Other net changes in capitalization	—	—	—	(4.3)	(0.5)	—	(4.8)	—	(4.8)	10.9	6.1
Balance as of March 31, 2019	6,793.4	3.8	(620.1)	195.4	6,287.5	(521.3)	12,138.7	1,335.5	13,474.2	4,360.0	17,834.2

Balance as of January 1, 2018	6,901.6	3.8	(408.2)	194.5	6,048.0	(264.1)	12,475.6	1,335.5	13,811.1	4,600.9	18,412.0
Net earnings for the period	—	—	—	—	684.3	—	684.3	—	684.3	353.7	1,038.0
Other comprehensive income (loss), net of income taxes:
Net unrealized foreign currency translation losses on foreign operations	—	—	—	—	—	(43.3)	(43.3)	—	(43.3)	(34.6)	(77.9)
Gains on hedge of net investment in Canadian subsidiaries	—	—	—	—	—	49.7	49.7	—	49.7	—	49.7
Share of other comprehensive income of associates, excluding net losses on defined benefit plans	—	—	—	—	—	17.6	17.6	—	17.6	6.0	23.6
Share of net losses on defined benefit plans of associates	—	—	—	—	—	(4.2)	(4.2)	—	(4.2)	(0.3)	(4.5)
Issuances for share-based payments	—	—	17.5	(17.4)	—	—	0.1	—	0.1	—	0.1
Purchases and amortization for share-based payments		—	(38.0)	15.0	—	—	(23.0)	—	(23.0)	0.4	(22.6)
Purchases for cancellation	(17.3)	—	—	—	(17.6)	—	(34.9)	—	(34.9)	—	(34.9)
Common share dividends	—	—	—	—	(283.2)	—	(283.2)	—	(283.2)	(25.3)	(308.5)
Preferred share dividends	—	—	—	—	(11.2)	—	(11.2)	—	(11.2)	—	(11.2)
Acquisitions of subsidiaries	—	—	—	—	—	—	—	—	—	(9.5)	(9.5)
Other net changes in capitalization	—	—	—	2.8	(75.9)	—	(73.1)	—	(73.1)	(232.3)	(305.4)
Balance as of March 31, 2018	6,884.3	3.8	(428.7)	194.9	6,344.4	(244.3)	12,754.4	1,335.5	14,089.9	4,659.0	18,748.9

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months ended March 31, 2019 and 2018
(unaudited - US$ millions)

	Notes	2019	2018
Operating activities
Net earnings		814.6	1,038.0
Depreciation, amortization and impairment charges	18	129.2	76.7
Net bond discount amortization		(27.7)	(31.9)
Amortization of share-based payment awards		15.9	15.0
Share of profit of associates		(122.3)	(30.3)
Deferred income taxes	13	127.4	47.0
Net gains on investments	5	(723.3)	(934.2)
Loss on repurchase of long term debt	10	—	20.9
Net (increase) decrease in fair value of investment property	5	(0.6)	2.9
Net (purchases) sales of investments classified at FVTPL	19	54.7	(2,744.4)
Changes in operating assets and liabilities		182.2	(743.2)
Cash provided by (used in) operating activities		450.1	(3,283.5)

Investing activities
Sales of investments in associates	6	45.8	3.0
Purchases of investments in associates	6	(412.4)	(54.8)
Net purchases of premises and equipment and intangible assets		(61.6)	(56.4)
Net purchases of investment property	5	(168.6)	(49.0)
Purchases of subsidiaries, net of cash acquired	15	(37.6)	(109.0)
Sale of subsidiary, net of cash divested		—	71.4
Deconsolidation of subsidiary	15	—	(67.7)
Cash used in investing activities		(634.4)	(262.5)

Financing activities
Borrowings - holding company and insurance and reinsurance companies:	10
Proceeds, net of issuance costs		85.0	723.2
Repayments		—	(24.9)
Net borrowings from (repayments to) revolving credit facilities		572.1	(45.0)
Borrowings - non-insurance companies:	10
Proceeds, net of issuance costs		83.0	22.2
Repayments		(14.1)	(22.4)
Net borrowings from (repayments to) revolving credit facilities and short term loans		(28.1)	167.3
Decrease in restricted cash related to financing activities		—	5.1
Principal payments on lease liabilities - holding company and insurance and reinsurance companies		(13.4)	—
Principal payments on lease liabilities - non-insurance companies		(38.7)	—
Subordinate voting shares:	11
Purchases for treasury		(54.3)	(38.0)
Purchases for cancellation		(118.0)	(34.9)
Common share dividends		(278.0)	(283.2)
Preferred share dividends	11	(11.2)	(11.2)
Subsidiary shares:
Issuances to non-controlling interests, net of issuance costs	15	40.9	5.0
Purchases of non-controlling interests	15	(23.3)	(74.8)
Sales to non-controlling interests		1.3	—
Dividends paid to non-controlling interests		(27.3)	(25.3)
Cash provided by financing activities		175.9	363.1
Decrease in cash and cash equivalents		(8.4)	(3,182.9)
Cash and cash equivalents – beginning of period		4,536.9	7,935.0
Foreign currency translation		11.5	(4.3)
Cash and cash equivalents – end of period	19	4,540.0	4,747.8

See accompanying notes.

Notes to Interim Consolidated Financial Statements
for the three months ended March 31, 2019 and 2018
(unaudited – in US$ and $ millions except per share amounts and as otherwise indicated)

1.	Business Operations
Fairfax Financial Holdings Limited (“the company” or “Fairfax”) is a holding company which, through its subsidiaries, is principally engaged in property and casualty insurance and reinsurance and the associated investment management. The holding company is federally incorporated and domiciled in Ontario, Canada.

2.	Basis of Presentation
These interim consolidated financial statements of the company for the three months ended March 31, 2019 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard 34 Interim Financial Reporting. Accordingly, certain information and disclosures normally included in annual consolidated financial statements prepared in accordance with IFRS as issued by the IASB have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with the company’s annual consolidated financial statements for the year ended December 31, 2018, which have been prepared in accordance with IFRS as issued by the IASB. The interim consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments, investment property and fair value through profit and loss (“FVTPL”) financial assets and liabilities that have been measured at fair value.
These interim consolidated financial statements were approved for issue by the company’s Board of Directors on May 2, 2019.

3.	Summary of Significant Accounting Policies
The principal accounting policies applied to the preparation of these interim consolidated financial statements are as set out in the company's annual consolidated financial statements for the year ended December 31, 2018, prepared in accordance with IFRS as issued by the IASB. Those policies and methods of computation have been consistently applied to all periods presented except as described below.

New accounting pronouncements adopted in 2019
IFRS 16 Leases ("IFRS 16")
IFRS 16 removes the distinction between finance and operating leases and recognizes substantially all leases on the balance sheet. On the transition date of January 1, 2019, the company recognized the following in its consolidated financial statements:

•	Lease liabilities of $1,495.4 in accounts payable and accrued liabilities on the consolidated balance sheet, inclusive of finance lease amounts under IAS 17 that were carried forward;

•
Right-of-use assets of $1,037.2 in other assets on the consolidated balance sheet, inclusive of reclassification adjustments for prepaid and accrued lease payments, deferred tenant inducements and leased premises and equipment previously recognized separately on the consolidated balance sheet at December 31, 2018;

•	Finance lease receivables of $368.4 in other assets on the consolidated balance sheet;

•	Net decreases to retained earnings of $4.2 and non-controlling interests of $3.1 in other net changes in capitalization in the consolidated statement of changes in equity.
As permitted by IFRS 16, comparative information for periods prior to the transition date have not been restated and continue to be reported in accordance with IAS 17 Leases ("IAS 17") and IFRIC 4 Determining Whether an Arrangement Contains a Lease ("IFRIC 4").
On initial application of IFRS 16 the company applied the following permitted practical expedients: carried forward the assessment of which contracts contain leases as previously assessed under IAS 17 and IFRIC 4; accounted for operating leases under IAS 17 with a remaining lease term of less than 12 months as short-term leases; measured right-of-use assets at an amount equal to the related lease liabilities; excluded initial direct costs in the measurement of right-of-use assets; and used hindsight in determining the lease term where a contract contains options to extend or terminate the lease.
Lease liabilities for leases previously classified as operating leases under IAS 17 and with remaining terms of greater than 12 months at the transition date were measured at the present value of the lease payments over the remaining lease term, discounted at the company’s incremental borrowing rate. Right-of-use assets for those leases were measured as the amount of the lease liabilities, adjusted by any prepaid or accrued lease payments and deferred tenant inducements reclassified from the consolidated balance sheet at December 31, 2018. Asset and liability balances for leases classified as finance leases under IAS 17 were carried forward under IFRS 16 and reclassified as right-of-use assets and lease liabilities, respectively.
Sub-leases previously classified as operating leases under IAS 17 were reassessed at the transition date. Those sub-leases classified as finance leases under IFRS 16 were accounted for as new finance leases entered into on the transition date.

Presented in the table below are details of the lease commitments and obligations included in the company’s consolidated financial statements for the year ended December 31, 2018, compared to the lease liabilities, right-of-use assets and finance lease receivables recognized on initial application of IFRS 16 at January 1, 2019:

	January 1, 2019
	Insurance and reinsurance companies	Non-insurance companies	Total

Operating lease commitments at December 31, 2018	540.2	1,103.5	1,643.7
Adjustments for:
Short-term and low value leases	(2.0)	(20.7)	(22.7)
Extension and termination options	32.3	106.5	138.8
Lease commitments to be recognized under IFRS 16	570.5	1,189.3	1,759.8
Incremental borrowing rate (weighted average)	4.2%	5.1%	4.8%

Present value of lease commitments recognized under IFRS 16	454.4	992.4	1,446.8
Finance lease obligations at December 31, 2018 and other	0.8	47.8	48.6
Lease liabilities at January 1, 2019	455.2	1,040.2	1,495.4

Right-of-use assets at January 1, 2019	424.3	612.9	1,037.2

Finance lease receivables at January 1, 2019	5.3	363.1	368.4

The company's lease liabilities, right-of-use assets and finance lease receivables at January 1, 2019 related predominantly to premises.

Plan Amendment, Curtailment or Settlement (Amendments to IAS 19)
The amendments to IAS 19 Employee Benefits clarify the calculation of current service cost and net interest for the remainder of an annual period when a plan amendment, curtailment or settlement occurs, and are effective for such changes to the company's defined benefit pension and post retirement plans occurring on or after January 1, 2019. Adoption of these amendments on January 1, 2019 did not have a significant impact on the company's consolidated financial statements.

IFRIC Interpretation 23 Uncertainty over Income Tax Treatments ("IFRIC 23")
IFRIC 23 clarifies how IAS 12 Income Taxes should be applied when there is uncertainty over income tax treatments. Adoption of IFRIC 23 on January 1, 2019 did not have a significant impact on the company's consolidated financial statements.

IFRS Annual Improvements 2015-2017
These amendments clarify the requirements of four IFRS standards. Adoption of these amendments on January 1, 2019 did not have a significant impact on the company's consolidated financial statements.

Leases (policy applicable from January 1, 2019)
Lessees
The company, primarily through its non-insurance subsidiaries, is a lessee under various leases related principally to premises, automobiles and equipment.
A right-of-use asset and a lease liability is recognized at the commencement date of a lease. Right-of-use assets are initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made before the commencement date, and any initial direct costs incurred. Lease liabilities are initially measured at the present value of lease payments, discounted using the interest rate implicit in the lease, or if that rate cannot be readily determined, the company’s incremental borrowing rate. The company typically uses its incremental borrowing rate. Right-of-use assets are included in other assets and lease liabilities are included in accounts payable and accrued liabilities on the consolidated balance sheet.
Subsequent to initial recognition, right-of-use assets are depreciated using the straight-line method over the shorter of the lease term and the right-of-use asset's useful life, and lease liabilities are measured at amortized cost using the effective interest method, with accretion of lease liabilities recorded as interest expense in the consolidated statement of earnings. Each lease payment is allocated between principal and interest expense to produce a constant periodic rate of interest on the remaining balance of the lease liability. The interest and principal portions of cash payments on lease liabilities are reported as operating activities and financing activities respectively in the consolidated statement of cash flows.
Right-of-use assets and lease liabilities are not recognized for short-term leases that have a lease term of twelve months or less, or for low value leases, which principally relate to office equipment, furniture and fixtures. Payments for short-term and low value leases are recorded on a straight-line basis over the lease term in the consolidated statement of earnings and reported as operating activities in the consolidated statement of cash flows.

Lessors
The company, primarily through its non-insurance subsidiaries, holds certain head leases where it acts as an intermediate lessor in a sub-lease. Interests in head leases and sub-leases are accounted for separately.
Classification of a sub-lease is determined with reference to the right-of-use asset arising from the head lease, and not with reference to the underlying leased asset. If substantially all of the risk and rewards of ownership of the right-of-use asset are transferred, then the sub-lease is classified as a finance lease, where the right-of-use asset is derecognized, a finance lease receivable is recorded, representing the present value of future lease payments to be received, and any difference is recorded in the consolidated statement of earnings. Finance lease receivables are included within other assets on the consolidated balance sheet.
Sub-leases classified as operating leases do not result in any change to the amounts initially recognized on the head lease. Payments received from operating leases are recorded on a straight-line basis over the lease term as other revenue in the consolidated statement of earnings.

Operating leases (policy applicable prior to January 1, 2019)
The company and its subsidiaries are lessees under various operating leases related primarily to premises, automobiles and equipment. Payments made under an operating lease, net of any incentives received from the lessor, are recorded as an expense in the consolidated statement of earnings on a straight-line basis over the lease term.

Comparatives
Certain prior year comparatives have been reclassified to be consistent with the current year’s presentation.
Insurance contract payables has been added as a new line on the consolidated balance sheet, comprised of certain insurance related amounts previously included in accounts payable and accrued liabilities. Income taxes payable and funds withheld payable to reinsurers were previously presented as separate lines on the consolidated balance sheet, and are now included within accounts payable and accrued liabilities and insurance contract payables respectively. The company believes these reclassifications provide a better distinction between payables related to insurance and reinsurance contracts and those related to other aspects of the company's operations including investments, non-insurance subsidiaries, leases, and administration.

December 31, 2018
Insurance contract payables
Amounts previously included in accounts payable and accrued liabilities:
Payable to reinsurers	576.4
Ceded deferred premium acquisition costs	254.8
Amounts payable to agents and brokers	93.8
Accrued commissions	87.3
Accrued premium taxes	74.6
Other insurance contract payables	241.9
1,328.8
Funds withheld payable to reinsurers (previously presented separately on the consolidated balance sheet)	674.3
Insurance contract payables as presented on the consolidated balance sheet	2,003.1

Accounts payable and accrued liabilities
Accounts payable and accrued liabilities as previously presented on the consolidated balance sheet	4,268.7
Amounts reclassified to insurance contract payables	(1,328.8)
Income taxes payable (previously presented separately on the consolidated balance sheet)	80.1
Accounts payable and accrued liabilities as presented on the consolidated balance sheet	3,020.0

Total liabilities as presented on the consolidated balance sheet	47,006.9

4.	Critical Accounting Estimates and Judgments
In the preparation of the company's interim consolidated financial statements, management has made a number of critical estimates and judgments in the preparation of notes 5, 6, 8, 13, 14 and 15 in a manner consistent with those described in the company's annual consolidated financial statements for the year ended December 31, 2018.

5.	Cash and Investments
Holding company cash and investments, portfolio investments and short sale and derivative obligations are classified at FVTPL, except for investments in associates and other invested assets, and are shown in the table below:

	March 31, 2019	December 31, 2018
Holding company:
Cash and cash equivalents(1)	75.0	227.7
Short term investments	138.1	19.8
Bonds	435.6	503.4
Preferred stocks	4.6	4.5
Common stocks(2)	821.8	704.7
Derivatives (note 7)	37.3	75.6
	1,512.4	1,535.7
Assets pledged for short sale and derivative obligations:
Short term investments	6.6	13.7
Bonds	3.1	7.8
	9.7	21.5

	1,522.1	1,557.2
Short sale and derivative obligations (note 7)	(0.3)	(6.6)
	1,521.8	1,550.6
Portfolio investments:
Cash and cash equivalents(1)	4,787.1	4,583.7
Short term investments	2,462.8	2,138.3
Bonds	19,103.2	19,256.4
Preferred stocks	307.9	260.1
Common stocks(2)	4,798.9	4,431.4
Investments in associates (note 6)	3,906.5	3,471.9
Derivatives (note 7)	225.6	229.8
Other invested assets(3)	510.8	333.8
	36,102.8	34,705.4
Assets pledged for short sale and derivative obligations:
Cash and cash equivalents (note 19)	1.5	3.0
Short term investments	25.4	36.8
Bonds	101.2	124.8
	128.1	164.6

Fairfax India cash, portfolio investments and investments in associates(1)	1,931.9	1,905.6
Fairfax Africa cash, portfolio investments and investments in associates	644.7	657.3
	2,576.6	2,562.9

	38,807.5	37,432.9
Short sale and derivative obligations (note 7)	(61.4)	(142.9)
	38,746.1	37,290.0

Total investments	40,267.9	38,840.6

(1)	Includes aggregate restricted cash and cash equivalents at March 31, 2019 of $565.0 (December 31, 2018 - $577.1). See note 19 for details.

(2)	Includes aggregate investments in limited partnerships of $2,118.3 and other funds of $161.1 at March 31, 2019 (December 31, 2018 - $2,055.8 and $150.3).

(3)	Comprised primarily of investment property.

Fairfax India and Fairfax Africa cash, portfolio investments and investments in associates were comprised as follows:

	Fairfax India		Fairfax Africa
	March 31, 2019	December 31, 2018	March 31, 2019	December 31, 2018
Cash and cash equivalents(1)	96.0	67.7	145.4	231.9
Short term investments	—	—	88.6	38.7
Bonds	430.4	576.4	97.5	92.7
Common stocks	176.1	158.5	—	3.9
Investments in associates (note 6)	1,229.4	1,103.0	310.9	288.1
Derivatives (note 7)	—	—	2.3	2.0
	1,931.9	1,905.6	644.7	657.3

(1)	Includes restricted cash at Fairfax India of $8.2 at March 31, 2019 (December 31, 2018 - $15.6). See note 19 for details.

Fixed Income Maturity Profile
Bonds are summarized by the earliest contractual maturity date in the table below. Actual maturities may differ from maturities shown below due to the existence of call and put features. At March 31, 2019 bonds containing call and put features represented $3,774.9 and $549.9 respectively (December 31, 2018 - $3,366.0 and $292.0) of the total fair value of bonds in the table below. The table below does not reflect the impact of U.S. treasury bond forward contracts (described in note 7) with a notional amount of $471.4 (December 31, 2018 - $471.9) that reduce the company's exposure to interest rate risk.

	March 31, 2019		December 31, 2018
	Amortized cost(1)	Fair value(1)	Amortized cost(1)	Fair value(1)
Due in 1 year or less	9,964.9	9,823.3	9,610.5	9,606.5
Due after 1 year through 5 years	8,487.6	8,684.1	9,112.7	9,174.4
Due after 5 years through 10 years	677.7	682.5	808.4	802.7
Due after 10 years	931.3	981.1	956.9	977.9
	20,061.5	20,171.0	20,488.5	20,561.5

(1)	Includes bonds held by the holding company, Fairfax India and Fairfax Africa.

Fair Value Disclosures
The company’s use of quoted market prices (Level 1), valuation models with significant observable market information as inputs (Level 2) and valuation models with significant unobservable information as inputs (Level 3) in the valuation of securities and derivative contracts by type of issuer was as follows:

	March 31, 2019				December 31, 2018
	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash and cash equivalents(1)	5,105.0	5,105.0	—	—	5,114.0	5,114.0	—	—

Short term investments:
Canadian government	—	—	—	—	198.9	198.9	—	—
Canadian provincials	182.0	182.0	—	—	171.6	171.6	—	—
U.S. treasury	1,225.4	1,225.4	—	—	758.5	758.5	—	—
Other government	990.7	773.8	216.9	—	814.7	692.4	122.3	—
Corporate and other	323.4	—	323.4	—	303.6	—	303.6	—
	2,721.5	2,181.2	540.3	—	2,247.3	1,821.4	425.9	—
Bonds:
Canadian government	971.8	—	971.8	—	964.7	—	964.7	—
Canadian provincials	53.4	—	53.4	—	51.9	—	51.9	—
U.S. treasury	9,829.2	—	9,829.2	—	10,464.0	—	10,464.0	—
U.S. states and municipalities	365.5	—	365.5	—	363.2	—	363.2	—
Other government	1,462.5	—	1,462.5	—	1,593.3	—	1,593.3	—
Corporate and other	7,488.6	—	5,532.8	1,955.8	7,124.4	—	5,131.5	1,992.9
	20,171.0	—	18,215.2	1,955.8	20,561.5	—	18,568.6	1,992.9
Preferred stocks:
Canadian	191.6	—	7.7	183.9	168.3	—	7.8	160.5
U.S.	5.0	—	—	5.0	5.0	—	—	5.0
Other	115.9	1.1	—	114.8	91.3	1.1	—	90.2
	312.5	1.1	7.7	303.7	264.6	1.1	7.8	255.7
Common stocks:
Canadian	1,061.7	845.2	103.8	112.7	873.3	669.6	96.0	107.7
U.S.	1,441.1	348.1	44.8	1,048.2	1,423.8	302.0	48.6	1,073.2
Other(2)	3,294.0	1,224.6	481.9	1,587.5	3,001.4	1,056.7	476.9	1,467.8
	5,796.8	2,417.9	630.5	2,748.4	5,298.5	2,028.3	621.5	2,648.7

Derivatives and other invested assets	776.0	—	142.1	633.9	641.2	—	164.3	476.9

Short sale and derivative obligations	(61.7)	—	(61.7)	—	(149.5)	—	(149.3)	(0.2)

Holding company cash and investments and portfolio investments measured at fair value	34,821.1	9,705.2	19,474.1	5,641.8	33,977.6	8,964.8	19,638.8	5,374.0

	100.0%	27.9%	55.9%	16.2%	100.0%	26.4%	57.8%	15.8%

Investments in associates (note 6)(3)	5,712.9	2,677.6	36.5	2,998.8	5,223.1	2,344.9	36.9	2,841.3

(1)	Includes restricted cash and cash equivalents of $565.0 at March 31, 2019 (December 31, 2018 - $577.1). See note 19 for details.

(2)
Includes other funds of $161.1 at March 31, 2019 (December 31, 2018 - $150.3) that are invested principally in fixed income securities and excluded when measuring the company's equity and equity-related exposure.

(3)	The carrying value of investments in associates is determined using the equity method of accounting so fair value is presented separately in the table above.
There were no significant changes to the valuation techniques and processes used at March 31, 2019 compared to those described in the Summary of Significant Accounting Policies in the company's consolidated financial statements for the year ended December 31, 2018.
Certain limited partnerships included in common stocks in the table above are classified as Level 3 because their net asset values are unobservable or because contractually they require greater than three months to liquidate or redeem. During the three months ended March 31, 2019 and 2018 there were no significant transfers of financial instruments between Level 1 and Level 2. During the three months ended March 31, 2019 there were no transfers of financial instruments in or out of Level 3 as a result of changes in the observability of valuation inputs. During the three months ended March 31, 2018 a private equity investment was transferred from Level 3 to Level 2 as its fair value was determined using inputs from recent third party transactions that were market observable.

A summary of changes in the fair values of Level 3 financial assets and liabilities measured at FVTPL for the quarters ended March 31 follows:

	2019
	Private placement debt securities	Private company preferred shares	Limited partnerships and other	Private equity funds	Common shares	Derivatives and other invested assets	Total
Balance - January 1	1,992.9	255.7	1,810.7	170.0	668.0	476.7	5,374.0
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	(70.0)	22.4	49.9	(9.4)	93.8	80.2	166.9
Purchases	34.2	24.1	38.6	—	7.6	174.1	278.6
Consolidation of investment (note 15)	(16.6)	—	—	—	—	—	(16.6)
Sales and distributions	(0.6)	—	(41.9)	(5.8)	(39.6)	(100.0)	(187.9)
Unrealized foreign currency translation gains on foreign operations included in other comprehensive income	15.9	1.5	3.2	2.7	0.6	2.9	26.8
Balance - March 31	1,955.8	303.7	1,860.5	157.5	730.4	633.9	5,641.8

	2018
	Private placement debt securities	Private company preferred shares	Limited partnerships and other	Private equity funds	Common shares	Derivatives and other invested assets	Total
Balance - January 1	1,941.1	283.2	1,598.7	170.5	202.2	177.6	4,373.3
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	(1.4)	(8.5)	133.2	6.2	3.4	(31.8)	101.1
Purchases	168.7	0.4	88.1	2.6	—	77.6	337.4
Transfer out of category	—	—	—	—	(40.6)	—	(40.6)
Sales and distributions	(60.9)	—	(46.9)	(4.1)	—	—	(111.9)
Unrealized foreign currency translation gains (losses) on foreign operations included in other comprehensive income	(14.7)	(2.2)	0.5	(1.6)	0.1	(1.6)	(19.5)
Balance - March 31	2,032.8	272.9	1,773.6	173.6	165.1	221.8	4,639.8

Reasonably possible changes in the value of unobservable inputs for any of the individual investments within the categories in the table above would not significantly change the fair value of investments classified as Level 3 in the fair value hierarchy.

Net gains (losses) on investments

	First Quarter
	2019						2018
	Net realized gains (losses)		Net change in unrealized gains (losses)		Net gains (losses) on investments		Net realized gains (losses)		Net change in unrealized gains (losses)		Net gains (losses) on investments

Bonds	(0.2)		57.9		57.7		(0.2)		(134.3)		(134.5)
Preferred stocks	—		19.1		19.1		(0.3)		(1.5)		(1.8)
Common stocks	65.6		467.5		533.1		20.4		113.4		133.8
	65.4		544.5		609.9		19.9		(22.4)		(2.5)
Derivatives:
Common stock and equity index short positions	47.4	(1)	18.6		66.0		(36.5)	(1)	86.6		50.1
Common stock and equity index long positions	(27.7)	(1)	16.9		(10.8)		(19.5)	(1)	(10.1)		(29.6)
Equity warrant forward contracts	100.0	(2)	(38.5)	(2)	61.5		—		—		—
Equity warrants and call options	—		26.3		26.3		1.8		(11.1)		(9.3)
CPI-linked derivatives	—		(4.3)		(4.3)		—		(20.2)		(20.2)
U.S. treasury bond forwards	(44.9)		24.2		(20.7)		49.5		(3.8)		45.7
Other	23.0	(2)	(37.7)	(2)	(14.7)		—		(6.2)	(2)	(6.2)
	97.8		5.5		103.3		(4.7)		35.2		30.5
Foreign currency net gains (losses) on:
Investing activities	(17.9)		(31.3)		(49.2)	(3)	(20.8)		36.1		15.3
Underwriting activities	26.8		—		26.8		(3.8)		—		(3.8)
Foreign currency contracts	35.8		(9.1)		26.7		(5.6)		10.5		4.9
	44.7		(40.4)		4.3		(30.2)		46.6		16.4

Gain on deconsolidation of subsidiary	—		—		—		889.9	(4)	—		889.9

Other	3.9		2.5		6.4		(0.1)		—		(0.1)

Net gains on investments	211.8		512.1		723.9		874.8		59.4		934.2

(1)
Amounts recorded in net realized gains (losses) include net gains (losses) on total return swaps where the counterparties are required to cash-settle monthly or quarterly the market value movement since the previous reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement.

(2)	Includes the Seaspan forward contracts described in note 6.

(3)
Foreign currency net losses on investing activities in the first quarter of 2019 principally related to the impact of the Canadian dollar strengthening relative to the U.S. dollar on U.S. dollar denominated investments held by subsidiaries with a Canadian dollar functional currency, and the impact of the euro weakening relative to the U.S. dollar on euro denominated investments held by subsidiaries with a U.S. dollar functional currency.

(4)
On March 1, 2018 Thomas Cook India entered into a strategic agreement with the founder of Quess that resulted in Quess becoming an associate of Thomas Cook India whereas it was previously a consolidated subsidiary. Accordingly, the company re-measured the carrying value of Quess to its fair value of $1,109.5, recognized a non-cash gain of $889.9 and commenced applying the equity method of accounting.

6.	Investments in Associates
Investments in the equity of associates and joint arrangements were comprised as follows:

	March 31, 2019		December 31, 2018
	Fair value	Carrying value	Fair value	Carrying value
Associates and joint arrangements:
Insurance and reinsurance	701.4	594.0	700.7	554.0
Non-insurance(1)(2)(3)	2,992.6	3,312.5	2,578.4	2,917.9
	3,694.0	3,906.5	3,279.1	3,471.9
Fairfax India associates(4)(5)	1,672.8	1,229.4	1,639.7	1,103.0
Fairfax Africa associates(1)(6)	346.1	310.9	304.3	288.1
	5,712.9	5,446.8	5,223.1	4,863.0

Non-insurance associates and joint arrangements

(1)
At March 31, 2019 certain of the company's associates had carrying values that exceeded their fair values as determined by the market price of their shares. For each such associate, the company performed a value-in-use analysis based on multi-year free cash flow projections and concluded that no impairment was required as the associate's recoverable amount exceeded its carrying value.

(2)
On January 15, 2019 the company fulfilled its commitment to Seaspan Corporation ("Seaspan") to purchase Tranche 2 warrants and debentures for aggregate cash consideration of $250.0. The Tranche 2 warrants were then immediately exercised to acquire 38.5 million Seaspan Class A common shares for an additional $250.0. On derecognition of its forward commitments to invest in the Tranche 2 warrants and debentures, the company recorded net realized gains on derivatives of $107.6 (of which $44.1 was recognized as unrealized gains in 2018), primarily related to the appreciation of Seaspan's Class A common share price over the commitment period.

The cost of the company's investments in Seaspan are set out in the following table:

Financial instruments acquired	Date	Total investment
Tranche 1 debentures and warrants	February 14, 2018	250.0
Class A common shares and $8.05 warrants through early exercise of Tranche 1 warrants	July 16, 2018	250.0
Tranche 2 debentures and warrants	January 15, 2019	250.0
Class A common shares through early exercise of Tranche 2 warrants	January 15, 2019	250.0
		1,000.0
During the first quarter of 2019 the company recorded share of profit of Seaspan of $114.3, principally reflecting Seaspan's gain of $227.0 related to the modification of charter arrangements with one of its largest customers.

(3)	During the first quarter of 2019 the company recognized distributions and dividends of $78.2 (2018 - $10.5) from its non-insurance associates and joint arrangements.
Fairfax India associates

(4)
On March 29, 2019 Fairfax India acquired a 41.4% equity interest in Seven Islands Shipping Limited ("Seven Islands") for $71.8 (5.0 billion Indian rupees). Seven Islands is a private shipping company headquartered in Mumbai, India with 14 owned vessels that operate along the Indian coast and in international waters.

(5)
On March 20, 2019 Fairfax India increased its effective equity interest in The Catholic Syrian Bank Limited ("CS Bank") to 45.0% through the acquisition of an additional 8.6% interest in CS Bank warrants for cash consideration of $40.5 (2.8 billion Indian rupees). Fairfax India has committed to invest approximately $40 (2.8 billion Indian rupees) over the next 13 months in additional CS Bank warrants to increase its effective equity interest in CS Bank to 51.0%. At that time the company expects it will continue to apply the equity method of accounting to its investment in CS Bank, primarily because of extensive government regulation of the banking sector in India, including restricted board representation and shareholders being limited to 15% of available voting rights. CS Bank, established in 1920, is a private company headquartered in Thrissur, India, offering banking services through 419 branches and 281 automated teller machines across India.

Fairfax Africa associates

(6)
On January 4, 2019 Fairfax Africa acquired de facto control of Consolidated Infrastructure Group Limited ("CIG") and commenced consolidating CIG, which included CIG's equity accounted associates with a fair value of $51.9. CIG is a pan-African engineering infrastructure company listed on the Johannesburg Stock Exchange. See note 15.

7.	Short Sales and Derivatives
The following table summarizes the company’s derivative financial instruments:

	March 31, 2019				December 31, 2018
	Cost	Notional amount	Fair value		Cost	Notional amount	Fair value
			Assets	Liabilities			Assets	Liabilities
Equity derivatives:
Equity total return swaps – short positions	—	348.5	28.4	1.0	—	414.4	22.3	13.4
Equity total return swaps – long positions	—	374.9	1.6	31.6	—	390.3	4.8	51.7
Equity warrants and call options	124.4	660.8	106.9	—	123.7	652.9	79.8	—
Equity warrant forward contracts(1)	—	—	—	—	—	316.6	38.4	—
CPI-linked derivatives	671.4	113,620.0	16.2	—	668.9	114,426.4	24.9	—
U.S. treasury bond forwards	—	471.4	—	6.3	—	471.9	—	30.4
Foreign currency forward contracts	—	—	30.6	22.8	—	—	71.3	53.7
Foreign currency options	102.3	—	81.4	—	48.3	—	44.9	—
Other derivatives(1)	—	—	0.1	—	—	—	21.0	0.3
Total			265.2	61.7			307.4	149.5

(1)	Includes the Seaspan forward contracts at December 31, 2018 as described in note 6.
Derivative contracts entered into by the company, with limited exceptions, are considered investments or economic hedges and are not designated as hedges for financial reporting.
Equity contracts
The company may maintain short equity and equity index total return swaps for investment purposes that provide a return which is inverse to changes in the fair values of the underlying equity indexes and certain individual equities. During the first quarter of 2019 the company received net cash of $47.4 (2018 - paid net cash of $36.5) in connection with the reset provisions of its short equity and equity index total return swaps (excluding the impact of collateral requirements), and did not initiate or close out any short equity total return swaps.

At March 31, 2019 the company held long equity total return swaps on individual equities for investment purposes with an original notional amount of $501.5 (December 31, 2018 - $501.5). During the first quarter of 2019 the company paid net cash of $27.7 (2018 - $19.5) in connection with the reset provisions of its long equity total return swaps (excluding the impact of collateral requirements), and did not initiate or close out any long equity total return swaps.
At March 31, 2019 the aggregate fair value of the collateral deposited for the benefit of derivative counterparties included in holding company cash and investments and in assets pledged for short sale and derivative obligations was $137.8 (December 31, 2018 - $186.1), comprised of collateral of $123.6 (December 31, 2018 - $126.1) required to be deposited to enter into such derivative contracts (principally related to total return swaps) and $14.2 (December 31, 2018 - $60.0) securing amounts owed to counterparties to the company's derivative contracts arising in respect of changes in the fair values of those derivative contracts since the most recent reset date.
CPI-linked derivative contracts
The company has entered into derivative contracts referenced to consumer price indexes (“CPI”) in the geographic regions in which it operates that serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. At March 31, 2019 the company held CPI-linked derivative contracts with a fair value of $16.2 (December 31, 2018 - $24.9), notional amount of $113.6 billion (December 31, 2018 - $114.4 billion) and weighted average term until expiry of 3.4 years (December 31, 2018 - 3.6 years).
The company’s CPI-linked derivative contracts produced net unrealized losses of $4.3 in the first quarter of 2019 (2018 - $20.2). Net unrealized gains (losses) on CPI-linked derivative contracts typically reflect the market's expectation of decreases (increases) in the values of the CPI indexes underlying those contracts at their respective maturities (the contracts are structured to benefit the company during periods of decreasing CPI index values).
U.S. treasury bond forward contracts
To reduce its exposure to interest rate risk (primarily exposure to U.S. state and municipal bonds and long dated U.S. treasury bonds held in its fixed income portfolio), the company held forward contracts to sell long dated U.S. treasury bonds with a notional amount of $471.4 at March 31, 2019 (December 31, 2018 - $471.9). These contracts have an average term to maturity of less than three months and may be renewed at market rates.
Foreign currency forward contracts
Long and short foreign currency forward contracts primarily denominated in the euro, the British pound sterling and the Canadian dollar are used to manage certain foreign currency exposures arising from foreign currency denominated transactions. These contracts have an average term to maturity of less than one year and may be renewed at market rates.
Counterparty collateral
The company endeavours to limit counterparty risk through diligent selection of counterparties to its derivative contracts and through the terms of negotiated agreements. Collateral deposited for the benefit of the company at March 31, 2019 consisted of cash of $10.1 and government securities of $59.1 (December 31, 2018 - $1.1 and $18.3). On the consolidated balance sheet the cash collateral is recognized within subsidiary cash and short term investments and a corresponding liability is recognized within accounts payable and accrued liabilities. The company had not exercised its right to sell or repledge collateral at March 31, 2019. See note 16 for details of the company's exposure to counterparty risk and the manner in which it is managed.

8.	Insurance Contract Liabilities

	March 31, 2019			December 31, 2018
	Gross	Ceded	Net	Gross	Ceded	Net
Provision for unearned premiums	6,810.8	1,379.3	5,431.5	6,272.2	1,290.8	4,981.4
Provision for losses and loss adjustment expenses	29,712.2	6,582.0	23,130.2	29,081.7	6,459.1	22,622.6
Insurance contract liabilities	36,523.0	7,961.3	28,561.7	35,353.9	7,749.9	27,604.0
Provision for losses and loss adjustment expenses
Changes in the provision for losses and loss adjustment expenses for the quarters ended March 31 were as follows:

	2019	2018
Provision for losses and loss adjustment expenses – January 1	29,081.7	28,610.8
Increase (decrease) in estimated losses and expenses for claims occurring in the prior years	16.2	(41.2)
Losses and expenses for claims occurring in the current year(1)	3,053.1	2,095.7
Paid on claims occurring during:
the current year	(244.7)	(182.9)
the prior years	(2,216.5)	(2,277.9)
Acquisitions of subsidiaries	10.9	7.5
Foreign exchange effect and other	11.5	40.5
Provision for losses and loss adjustment expenses – March 31	29,712.2	28,252.5

(1)
Effective January 1, 2019 European Run-off's Syndicate 3500 reinsured a portfolio of business predominantly comprised of casualty (principally employers' liability and public liability), professional indemnity, property, marine and aviation exposures relating to accident years 2018 and prior. Pursuant to this transaction European Run-off assumed net insurance contract liabilities of $556.8 for consideration of $561.5.

9.	Reinsurance
Reinsurers’ share of insurance contract liabilities was comprised as follows:

	March 31, 2019			December 31, 2018
	Gross recoverable from reinsurers	Provision for uncollectible reinsurance	Recoverable from reinsurers	Gross recoverable from reinsurers	Provision for uncollectible reinsurance	Recoverable from reinsurers
Provision for losses and loss adjustment expenses	6,605.1	(23.1)	6,582.0	6,482.3	(23.2)	6,459.1
Reinsurers’ share of paid losses	905.2	(136.0)	769.2	792.6	(141.6)	651.0
Provision for unearned premiums	1,379.3	—	1,379.3	1,290.8	—	1,290.8
	8,889.6	(159.1)	8,730.5	8,565.7	(164.8)	8,400.9
Included in commissions, net in the consolidated statement of earnings for the first quarter of 2019 is commission income earned on premiums ceded to reinsurers of $138.2 (2018 - $113.3).

10.	Borrowings

	March 31, 2019			December 31, 2018
	Principal	Carrying value(1)	Fair value(2)	Principal	Carrying value(1)	Fair value(2)

Holding company	4,507.4	4,474.4	4,719.9	3,893.7	3,859.5	3,963.6
Insurance and reinsurance companies	1,058.8	1,070.5	1,071.0	983.0	995.7	978.5
Non-insurance companies(3)	1,802.9	1,800.1	1,801.5	1,629.7	1,625.2	1,628.0
Total borrowings	7,369.1	7,345.0	7,592.4	6,506.4	6,480.4	6,570.1

(1)	Principal net of unamortized issue costs and discounts (premiums).

(2)	Based principally on quoted market prices with the remainder based on discounted cash flow models using market observable inputs (Levels 1 and 2 respectively in the fair value hierarchy).

(3)	These borrowings are non-recourse to the holding company.

Interest expense in the first quarter of 2019 was comprised of interest expense on borrowings of $94.7 (2018 - $88.8) and interest expense on lease liabilities of $16.9 (2018 - nil).

On February 7, 2019 the company completed an offering of $85.0 principal amount of 4.142% unsecured senior notes due February 7, 2024 at an issue price of 100.0 for net proceeds of $85.0. Commissions and expenses of $0.6 were reimbursed to the company by the sole purchaser of the notes.
Credit Facility - Holding Company

There was $500.0 borrowed on the company's credit facility at March 31, 2019 (December 31, 2018 - nil).

11.	Total Equity
Equity attributable to shareholders of Fairfax
Common stock
The number of shares outstanding was as follows:

	2019	2018
Subordinate voting shares – January 1	26,489,177	27,002,303
Purchases for cancellation	(249,361)	(70,000)
Treasury shares acquired	(118,885)	(73,459)
Treasury shares reissued	46,799	48,256
Subordinate voting shares – March 31	26,167,730	26,907,100
Multiple voting shares – beginning and end of period	1,548,000	1,548,000
Interest in multiple and subordinate voting shares held through ownership interest in shareholder – beginning and end of period	(799,230)	(799,230)
Common stock effectively outstanding – March 31	26,916,500	27,655,870

During the first quarter of 2019 the company purchased for cancellation 249,361 (2018 - 70,000) subordinate voting shares under the terms of its normal course issuer bid at a cost of $118.0 (2018 - $34.9), of which $56.2 (2018 - $17.6) was charged to retained earnings.

During the first quarter of 2019 the company purchased for treasury 118,885 subordinate voting shares on the open market at a cost of $54.3 (2018 - 73,459 subordinate voting shares at a cost of $38.0) for use in its share-based payment awards, and granted long term incentive options, becoming exercisable only after 15 years, at the exercise price of Cdn$650.00 per share to 24 of its employees on an aggregate of 103,079 previously issued subordinate voting shares of the company purchased on the open market.

Non-controlling interests

						Net earnings (loss) attributable to non-controlling interests
		March 31, 2019		December 31, 2018		First Quarter
Subsidiary	Domicile	Minority voting percentage	Carrying value	Minority voting percentage	Carrying value	2019	2018
Allied World	Switzerland	32.2%	1,219.1	32.2%	1,196.6	21.0	6.7
Fairfax India	Canada	6.2%	1,118.3	6.2%	1,095.4	17.5	26.2
Recipe	Canada	43.1%	507.7	43.1%	494.3	8.8	9.7
Grivalia Properties	Greece	46.9%	462.7	47.3%	473.1	2.2	5.9
Thomas Cook India(1)	India	33.1%	438.9	33.1%	434.5	(0.8)	298.9
Fairfax Africa	Canada	1.6%	287.6	1.7%	267.2	(3.8)	3.0
Brit	U.K.	11.1%	187.0	11.1%	181.9	4.3	3.7
All other	—	—	138.7	—	107.4	(3.8)	(0.4)
			4,360.0		4,250.4	45.4	353.7

(1)
Net earnings attributable to non-controlling interests of Thomas Cook India in the first quarter of 2018 primarily reflected the non-controlling interests' 33.0% share of the non-cash re-measurement gain ($889.9) related to the deconsolidation of Quess on March 1, 2018.

Non-controlling interest voting percentages were consistent with economic ownership for each subsidiary at March 31, 2019 except for Fairfax India, Recipe, and Fairfax Africa whose non-controlling interest economic ownership percentages were 66.2%, 56.2%, and 39.6% respectively.

Subsequent to March 31, 2019

On April 29, 2019 Allied World paid a dividend of $126.4 to its minority shareholders (OMERS, AIMCo and others) and Brit paid a dividend of $20.6 to its minority shareholder (OMERS).

12.	Earnings per Share
Net earnings per common share is calculated in the following table based upon the weighted average common shares outstanding:

	First Quarter
	2019	2018
Net earnings attributable to shareholders of Fairfax	769.2	684.3
Preferred share dividends	(11.2)	(11.2)
Net earnings attributable to common shareholders – basic and diluted	758.0	673.1

Weighted average common shares outstanding – basic	27,030,139	27,729,655
Share-based payment awards	1,062,915	793,534
Weighted average common shares outstanding – diluted	28,093,054	28,523,189

Net earnings per common share – basic	$28.04	$24.27
Net earnings per common share – diluted	$26.98	$23.60

13.	Income Taxes
The company’s provision for income taxes for the quarters ended March 31 was as follows:

	First Quarter
	2019	2018
Current income tax
Current year expense	57.1	11.2
Adjustments to prior years’ income taxes	(1.4)	(5.1)
	55.7	6.1
Deferred income tax
Origination and reversal of temporary differences	122.2	42.1
Adjustments to prior years' deferred income taxes	4.7	3.1
Other	0.5	1.8
	127.4	47.0

Provision for income taxes	183.1	53.1

A significant portion of the company's earnings (loss) before income taxes may be earned or incurred outside of Canada. The statutory income tax rates for jurisdictions outside of Canada generally differ from the Canadian statutory income tax rate (and may be significantly higher or lower). The company’s earnings (loss) before income taxes by jurisdiction and the associated provision (recovery) for income taxes for the quarters ended March 31 are summarized in the following table:

	First Quarter
	2019					2018
	Canada(1)	U.S.(2)	U.K.(3)	Other(4)	Total	Canada(1)	U.S.(2)	U.K.(3)	Other(4)	Total

Earnings (loss) before income taxes	174.7	507.7	63.3	252.0	997.7	(3.2)	176.0	13.0	905.3	1,091.1
Provision (recovery) for income taxes	35.7	114.9	6.2	26.3	183.1	15.6	34.6	(4.3)	7.2	53.1
Net earnings (loss)	139.0	392.8	57.1	225.7	814.6	(18.8)	141.4	17.3	898.1	1,038.0

(1)	Includes Fairfax India and Fairfax Africa.

(2)
Principally comprised of Crum & Forster, Zenith National, Odyssey Group (notwithstanding that certain operations of Odyssey Group conduct business outside of the U.S.), U.S. Run-off and other associated holding company results.

(3)	Principally comprised of Brit, European Run-off and other associated holding company results.

(4)
Includes companies in India, Asia, Europe (excluding the U.K.) and Allied World (notwithstanding that certain operations of Allied World conduct business in the U.S. and the U.K., the majority of Allied World's net earnings (loss) is sourced from its Bermuda operations).

The increase in pre-tax profitability in Canada, the U.S. and the U.K. in the first quarter of 2019 compared to the first quarter of 2018 primarily reflected improvements in investment performance. The decrease in pre-tax profitability in Other in the first quarter of 2019 compared to the first quarter of 2018 primarily reflected the non-cash gain on deconsolidation of Quess on March 1, 2018, partially offset by improvements in investment performance.
Reconciliations of the provision for income taxes calculated at the Canadian statutory income tax rate to the provision for income taxes at the effective tax rate for the quarters ended March 31 are summarized in the following table:

	First Quarter
	2019	2018

Canadian statutory income tax rate	26.5%	26.5%

Provision for income taxes at the Canadian statutory income tax rate	264.4	289.1
Non-taxable investment income	(45.8)	(248.8)
Tax rate differential on income and losses outside Canada	(73.5)	(13.0)
Change in unrecorded tax benefit of losses and temporary differences	13.6	12.8
Provision (recovery) relating to prior years	3.3	(2.0)
Foreign exchange effect	(1.4)	2.9
Change in tax rate for deferred income taxes	(1.2)	0.3
Other including permanent differences	23.7	11.8
Provision for income taxes	183.1	53.1
Non-taxable investment income is principally comprised of dividend income, non-taxable interest income and long term capital gains, and the 50% of net capital gains which are not taxable in Canada. The income tax rate benefit associated with non-taxable investment income of $248.8 in the first quarter of 2018 principally reflected the impact of the non-cash gain on the deconsolidation of Quess (income tax rate benefit of $235.8 in India).

The tax rate differential on income and losses outside Canada of $73.5 in the first quarter of 2019 principally related to income taxed at lower rates in the U.S., and at Brit and Allied World. The tax rate differential on income and losses outside Canada of $13.0 in the first quarter of 2018 principally related to income taxed at lower rates in the U.S.
The change in unrecorded tax benefit of losses and temporary differences of $13.6 and $12.8 in the first quarters of 2019 and 2018 principally related to unrecorded deferred tax assets of $8.2 and $11.4 in Canada.

14.	Contingencies and Commitments
Lawsuit
On July 26, 2006 Fairfax filed a lawsuit seeking $6 billion in damages from a number of defendants who, the complaint (as subsequently amended) alleges, participated in a stock market manipulation scheme involving Fairfax shares. The complaint, filed in Superior Court, Morris County, New Jersey, alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act, pursuant to which treble damages may be available. On September 12, 2012, before trial, and consequently without having heard or made any determination on the facts, the Court dismissed the lawsuit on legal grounds. In October 2012 Fairfax filed an appeal of this dismissal, as it believes that the legal basis for the dismissal is incorrect. On April 27, 2017, the appeals court issued a decision reinstating certain claims but affirming the dismissal of the major portion of the claims. On July 10, 2017, Fairfax filed with the New Jersey Supreme Court a petition for certification of the appeal court’s decision. On October 20, 2017, that petition was denied by the court. The case allowed then moved ahead to a trial, which took place in September and October 2018. Prior to the trial, Fairfax agreed, in exchange for the receipt of a payment of $20.0, to resolve its claims against Morgan Keegan & Company, Incorporated; that payment was received in September 2018. At the trial, the jury awarded Fairfax and its Crum & Forster subsidiary damages of $10.9 against Exis Capital Management and related Exis companies, Adam Sender and Andrew Heller, including punitive damages of $3.0 against Exis, $2.25 against Mr. Sender and $0.25 against Mr. Heller, although the court subsequently relieved Messrs. Sender and Heller of any liability for damages. Fairfax intends to appeal this relief to Messrs. Sender and Heller, and to continue to pursue its remaining claims against other defendants in the lawsuit by way of appeals against previous court decisions. The ultimate outcome of any litigation is uncertain. The financial effects, if any, of this lawsuit cannot be practicably determined at this time, and the company’s consolidated financial statements include no anticipated recovery from the lawsuit, except for the receipt of the $20.0 payment as described above.

15.	Acquisitions and Divestitures
Subsequent to March 31, 2019
Merger of Grivalia Properties REIC and Eurobank Ergasias S.A.
On April 5, 2019 shareholders of Grivalia Properties REIC ("Grivalia Properties") and Eurobank Ergasias S.A. (“Eurobank”) approved the planned merger of Grivalia Properties into Eurobank pursuant to which shareholders of Grivalia Properties, including the company, would receive approximately 15.8 newly issued Eurobank shares in exchange for each share of Grivalia Properties. In connection with the planned merger, Grivalia Properties paid a pre-merger capital dividend of €0.42 per share on February 5, 2019. Closing of the merger is subject to certain regulatory approvals and is expected to occur in the second quarter of 2019. At March 31, 2019 the company owned equity interests of approximately 53% and 18% in Grivalia Properties and Eurobank respectively, and expects to own approximately 32% of the merged entity upon closing of the merger. Eurobank is a financial services provider in Greece and is listed on the Athens Stock Exchange.
Privatization of AGT Food and Ingredients Inc.
On April 17, 2019 AGT Food & Ingredients Inc. (“AGT”) completed its previously announced management led privatization for Cdn$18.00 per common share. In connection with the privatization, the company, as a member of the buying group, loaned AGT $255.1 (Cdn$340.0) to, among other things, acquire all of the outstanding AGT common shares not already owned by the buying group. Upon closing, the company's holdings of AGT shares with a carrying value of $111.3 represented a 59.6% controlling equity interest in AGT. Additionally, the company holds warrants that, if exercised, would increase its equity interest in AGT to approximately 80%. The company will consolidate the assets, liabilities and results of operations of AGT in its consolidated financial reporting in the second quarter of 2019 in the Other reporting segment. AGT is a supplier of pulses, staple foods and food ingredients.
Three months ended March 31, 2019
Additional investment in Consolidated Infrastructure Group
On January 4, 2019 Fairfax Africa acquired an additional 41.2% equity interest in Consolidated Infrastructure Group ("CIG") for $44.9 (628.3 million South African rand) which increased its total equity interest in CIG to 49.1%. Fairfax Africa has de facto control of CIG as its largest shareholder, and as an owner of currently exercisable CIG convertible debentures that would provide majority voting control if converted. CIG is a pan-African engineering infrastructure company listed on the Johannesburg Stock Exchange. The assets, liabilities and results of operations of CIG were consolidated in the Other reporting segment.
Acquisition of AXA operations in Ukraine
On February 14, 2019 the company completed the acquisition of the insurance operations of AXA in Ukraine ("AXA Ukraine") for purchase consideration of $17.4. The assets, liabilities and results of operations of AXA Ukraine were consolidated in the Insurance and Reinsurance - Other reporting segment.
The determination of the fair value of assets acquired and liabilities assumed in connection with the acquisitions described above is currently underway and will be finalized within twelve months of the respective acquisition dates.

16.	Financial Risk Management
Overview
There were no significant changes in the types of the company's risk exposures or the processes used by the company for managing those risk exposures at March 31, 2019 compared to those identified and disclosed in the company's annual consolidated financial statements for the year ended December 31, 2018, except as discussed below.
Underwriting Risk
Underwriting risk is the risk that the total cost of claims, claims adjustment expenses, commissions and premium acquisition costs will exceed premiums received and can arise as a result of numerous factors, including pricing risk, reserving risk and catastrophe risk. There were no significant changes to the company's exposure to underwriting risk or the framework used to monitor, evaluate and manage underwriting risk at March 31, 2019 compared to December 31, 2018.
Credit Risk
Credit risk is the risk of loss resulting from the failure of a counterparty to honour its financial obligations to the company, and arises predominantly from cash and short term investments, investments in bonds, insurance contract receivables, recoverable from reinsurers and receivables from counterparties to derivative contracts (primarily total return swaps and CPI-linked derivatives). During the first quarter of 2019 the company's holdings of bonds rated AAA/Aaa decreased primarily due to sales and maturities of short-dated U.S. treasury bonds (net proceeds of $675.3), and holdings of unrated bonds increased primarily due to purchases of unrated private placement corporate bonds (net purchases of $279.5). There were no significant changes to the framework used to monitor, evaluate and manage credit risk at March 31, 2019 compared to December 31, 2018.
The composition of the company's investments in bonds classified according to the higher of each security's respective S&P and Moody's issuer credit rating is presented in the table that follows:

	March 31, 2019			December 31, 2018
Issuer Credit Rating	Amortized cost	Carrying value	%	Amortized cost	Carrying value	%
AAA/Aaa	11,309.9	11,315.2	56.0	11,931.0	11,920.5	58.1
AA/Aa	1,068.5	1,085.7	5.4	1,107.6	1,115.3	5.4
A/A	2,340.1	2,332.1	11.6	2,214.0	2,184.7	10.6
BBB/Baa	2,448.3	2,550.4	12.6	2,583.1	2,641.8	12.8
BB/Ba	125.1	132.2	0.7	125.0	131.8	0.6
B/B	100.3	93.4	0.5	87.8	79.7	0.4
Lower than B/B	28.4	28.2	0.1	27.6	27.5	0.1
Unrated	2,640.9	2,633.8	13.1	2,412.4	2,460.2	12.0
Total	20,061.5	20,171.0	100.0	20,488.5	20,561.5	100.0

Counterparties to Derivative Contracts
Counterparty risk is the risk that a counterparty to the company's derivative contracts may not fulfill its obligations under the contract. Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by an agreement in the event of default by a counterparty, thereby permitting obligations owed by the company to that counterparty to be offset against amounts receivable from that counterparty (the “net settlement arrangements”). The following table sets out the company's counterparty risk assuming all derivative counterparties are simultaneously in default:

	March 31, 2019	December 31, 2018
Total derivative assets(1)	158.2	168.2
Obligations that may be offset under net settlement arrangements	(45.3)	(83.4)
Fair value of collateral deposited for the benefit of the company(2)	(64.4)	(17.9)
Excess collateral pledged by the company in favour of counterparties	9.6	26.1
Initial margin not held in segregated third party custodian accounts	2.0	2.0
Net derivative counterparty exposure after net settlement and collateral arrangements	60.1	95.0

(1)	Excludes equity warrants, equity warrant forward contracts, equity call options and other derivatives, which are not subject to counterparty risk.

(2)	Excludes excess collateral pledged by counterparties of $4.8 at March 31, 2019 (December 31, 2018 - $1.5).
Collateral deposited for the benefit of the company at March 31, 2019 consisted of cash of $10.1 and government securities of $59.1 (December 31, 2018 - $1.1 and $18.3). The company had not exercised its right to sell or repledge collateral at March 31, 2019.

Recoverable from Reinsurers
Credit risk on the company's recoverable from reinsurers balance existed at March 31, 2019 to the extent that any reinsurer may be unable or unwilling to reimburse the company under the terms of the relevant reinsurance arrangements. The provision for uncollectible reinsurance is disclosed in note 9.
Liquidity Risk
Liquidity risk is the potential for loss if the company is unable to meet financial commitments in a timely manner at reasonable cost as they fall due. There were no significant changes to the company's exposure to liquidity risk or the framework used to monitor, evaluate and manage liquidity risk at March 31, 2019 compared to December 31, 2018.
The holding company's remaining known significant commitments for 2019 consist of payments relating to interest expense, corporate overhead, preferred share dividends, income taxes and other investment related activities, and potential payments related to derivative contracts.

During the first quarter of 2019 the holding company paid net cash of $24.1 (2018 - $15.9) and the insurance and reinsurance subsidiaries received net cash of $43.8 (2018 - paid net cash of $40.1) in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements).
Market Risk
Market risk, comprised of foreign currency risk, interest rate risk and other price risk, is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The company is exposed to market risk principally in its investing activities, and also in its underwriting activities where those activities expose the company to foreign currency risk. The company's investment portfolios are managed with a long term, value-oriented investment philosophy emphasizing downside protection, with policies to limit and monitor individual issuer exposures, and aggregate equity exposure at the subsidiary and consolidated levels.
Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The company's exposure to interest rate risk decreased during the first quarter of 2019 primarily reflecting sales and maturities of short-dated U.S. treasury bonds (net proceeds of $675.3), partially offset by additional investments in private placement corporate bonds (net purchases of $279.5) and high quality U.S. corporate bonds (net purchases of $144.2). There were no significant changes to the company's framework used to monitor, evaluate and manage interest rate risk at March 31, 2019 compared to December 31, 2018.

	March 31, 2019			December 31, 2018
	Fair value of fixed income portfolio(1)	Hypothetical $ change effect on net earnings(1)	Hypothetical % change in fair value(1)	Fair value of fixed income portfolio(1)	Hypothetical $ change effect on net earnings(1)	Hypothetical % change in fair value(1)
Change in Interest Rates
200 basis point increase	19,583.8	(487.0)	(2.9)	19,902.5	(541.1)	(3.2)
100 basis point increase	19,875.6	(244.9)	(1.5)	20,227.4	(274.3)	(1.6)
No change	20,171.0	—	—	20,561.5	—	—
100 basis point decrease	20,502.9	275.2	1.6	20,915.6	290.4	1.7
200 basis point decrease	20,850.0	562.5	3.4	21,282.1	590.6	3.5

(1)	Includes the impact of U.S. treasury bond forward contracts.

Market Price Fluctuations
Market price fluctuation is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or foreign currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or other factors affecting all similar financial instruments in the market. The company's exposure to equity price risk through its equity and equity-related holdings increased at March 31, 2019 compared to December 31, 2018 as shown in the following table which summarizes the net effect of the company's equity and equity-related holdings (long exposures net of short exposures) on the company's financial position as at March 31, 2019 and December 31, 2018 and results of operations for the quarters ended March 31, 2019 and 2018:

					First Quarter
	March 31, 2019		December 31, 2018		2019	2018
	Exposure/Notional amount	Carrying value	Exposure/Notional amount	Carrying value	Pre-tax earnings (loss)	Pre-tax earnings (loss)
Long equity exposures:
Common stocks(1)	5,635.7	5,635.7	5,148.2	5,148.2	528.8	133.0
Preferred stocks – convertible	133.2	133.2	107.9	107.9	0.5	0.5
Bonds – convertible	651.8	651.8	595.6	595.6	70.5	(9.4)
Investments in associates(2)(3)	5,011.5	4,852.8	4,522.4	4,309.0	—	889.9
Derivatives and other invested assets:
Equity total return swaps – long positions	374.9	(30.0)	390.3	(46.9)	(10.8)	(29.6)
Equity warrant forward contracts(4)	—	—	316.6	38.4	61.5	—
Equity warrants and call options	106.9	106.9	79.8	79.8	26.3	(9.3)
Total equity and equity related holdings	11,914.0	11,350.4	11,160.8	10,232.0	676.8	975.1

Short equity exposures:
Derivatives and other invested assets:
Equity total return swaps – short positions	(348.5)	27.4	(414.4)	8.9	66.0	54.4
Equity index total return swaps – short positions	—	—	—	—	—	(4.3)
	(348.5)	27.4	(414.4)	8.9	66.0	50.1

Net equity exposures and financial effects	11,565.5		10,746.4		742.8	1,025.2

(1)	Excludes other funds with a carrying value of $161.1 at March 31, 2019 (December 31, 2018 - $150.3) that are invested principally in fixed income securities.

(2)	Excludes the company’s insurance and reinsurance investments in associates which are considered long term strategic holdings (see note 6 for details).

(3)
On March 1, 2018 Thomas Cook India entered into a strategic agreement with the founder of Quess that resulted in Quess becoming an associate of Thomas Cook India whereas it was previously a consolidated subsidiary. Accordingly, the company re-measured the carrying value of Quess to its fair value of $1,109.5, recognized a non-cash gain of $889.9 and commenced applying the equity method of accounting.

(4)	Includes the Seaspan forward contracts described in note 6.
Risk of Decreasing Price Levels
The company has purchased derivative contracts referenced to the CPI in the geographic regions in which it operates that serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. Activity related to CPI-linked derivative contracts is disclosed in note 7.
Foreign Currency Risk
Foreign currency risk is the risk that the fair value or cash flows of a financial instrument or another asset or liability will fluctuate because of changes in foreign currency exchange rates and produce an adverse effect on earnings or equity when measured in a company's functional currency. There were no significant changes to the company's exposure to foreign currency risk or the framework used to monitor, evaluate and manage foreign currency risk at March 31, 2019 compared to December 31, 2018.
Capital Management
The company's capital management framework is designed to protect, in the following order, its policyholders, its bondholders and its preferred shareholders and then finally to optimize returns to common shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit ratings and financial strength ratings requirements, and above internally determined and calculated risk management levels. Total capital at March 31, 2019, comprising total debt, shareholders' equity attributable to shareholders of Fairfax and non-controlling interests, was $25,179.2 compared to $23,845.6 at December 31, 2018.

The company manages its capital based on the following financial measurements and ratios:

	Consolidated		Excluding consolidated non-insurance companies
	March 31, 2019	December 31, 2018	March 31, 2019		December 31, 2018

Holding company cash and investments (net of short sale and derivative obligations)	1,521.8	1,550.6	1,521.8		1,550.6

Borrowings – holding company	4,474.4	3,859.5	4,474.4		3,859.5
Borrowings – insurance and reinsurance companies	1,070.5	995.7	1,070.5		995.7
Borrowings – non-insurance companies	1,800.1	1,625.2	—		—
Total debt	7,345.0	6,480.4	5,544.9		4,855.2

Net debt(1)	5,823.2	4,929.8	4,023.1		3,304.6

Common shareholders’ equity	12,138.7	11,779.3	12,138.7		11,779.3
Preferred stock	1,335.5	1,335.5	1,335.5		1,335.5
Non-controlling interests	4,360.0	4,250.4	1,466.0		1,437.1
Total equity	17,834.2	17,365.2	14,940.2		14,551.9

Net debt/total equity	32.7%	28.4%	26.9%		22.7%
Net debt/net total capital(2)	24.6%	22.1%	21.2%		18.5%
Total debt/total capital(3)	29.2%	27.2%	27.1%		25.0%
Interest coverage(4)	11.5x	3.5x	15.5x	(6)	3.2x	(6)
Interest and preferred share dividend distribution coverage(5)	9.9x	3.0x	12.6x	(6)	2.6x	(6)

(1)	Net debt is calculated by the company as total debt less holding company cash and investments (net of short sale and derivative obligations).

(2)	Net total capital is calculated by the company as the sum of total equity and net debt.

(3)	Total capital is calculated by the company as the sum of total equity and total debt.

(4)	Interest coverage is calculated by the company as earnings (loss) before income taxes and interest expense on borrowings divided by interest expense on borrowings.

(5)
Interest and preferred share dividend distribution coverage is calculated by the company as earnings (loss) before income taxes and interest expense on borrowings divided by the sum of interest expense on borrowings and preferred share dividends adjusted to a before tax equivalent at the company’s Canadian statutory income tax rate.

(6)
Excludes earnings (loss) before income taxes, and interest expense, of consolidated non-insurance companies. The ratios for the year ended December 31, 2018 include the non-cash gain of $889.9 from the deconsolidation of Quess on March 1, 2018.

Borrowings - holding company increased to $4,474.4 at March 31, 2019 from $3,859.5 at December 31, 2018, primarily reflecting borrowings of $500.0 on the company's credit facility, the issuance of $85.0 principal amount of 4.142% unsecured senior notes due February 7, 2024 and the impact of foreign currency translation on the company's Canadian dollar denominated borrowings.
Borrowings - insurance and reinsurance companies increased to $1,070.5 at March 31, 2019 from $995.7 at December 31, 2018, primarily reflecting Brit's borrowings on its revolving credit facility.
Borrowings - non-insurance companies increased to $1,800.1 at March 31, 2019 from $1,625.2 at December 31, 2018, primarily reflecting the consolidation of CIG's borrowings and increased borrowings at Boat Rocker.
Common shareholders’ equity increased to $12,138.7 at March 31, 2019 from $11,779.3 at December 31, 2018, primarily reflecting net earnings attributable to shareholders of Fairfax ($769.2) and other comprehensive income ($44.0, comprised of net unrealized foreign currency translation gains on foreign operations of $50.1, partially offset by share of other comprehensive loss of associates of $6.1), partially offset by the payment of dividends on the company's common and preferred shares ($289.2), and the purchase of subordinate voting shares for cancellation ($118.0) and for use in share-based payment awards ($54.3).
Non-controlling interests increased to $4,360.0 at March 31, 2019 from $4,250.4 at December 31, 2018, primarily reflecting the acquisition of CIG, non-controlling interests' share of net earnings ($45.4) and net unrealized foreign currency translation gains ($15.7), partially offset by dividends on common shares paid to non-controlling interests ($5.4).
The changes in borrowings and common shareholders’ equity affected the company’s leverage ratios as follows: the consolidated net debt/net total capital ratio increased to 24.6% at March 31, 2019 from 22.1% at December 31, 2018 primarily as a result of increased net debt, partially offset by increased net total capital. The increase in net debt was primarily due to increased borrowings by the holding company (as described in the preceding paragraphs). The increase in net total capital was primarily due to increases in net debt, common shareholders' equity and non-controlling interests (as described in the preceding paragraphs). The consolidated total debt/total capital ratio increased to 29.2% at March 31, 2019 from 27.2% at December 31, 2018 primarily as a result of increased total debt, partially offset by increased total capital (reflecting increases in total debt, common shareholders' equity and non-controlling interests).

17.	Segmented Information

The company is a holding company which, through its subsidiaries, is principally engaged in property and casualty insurance and reinsurance and the associated investment management. Advent was transferred from the Insurance and Reinsurance - Other reporting segment to European Run-off within the Run-off reporting segment on January 1, 2019, following the transfer of certain classes of its business to Brit, Allied World and Newline during 2018. On January 1, 2019 the company adopted IFRS 16 Leases, which primarily impacted the Other reporting segment as described in note 3. Comparative periods were not restated for the transfer of Advent and the adoption of IFRS 16. During the first quarter of 2019 the company commenced consolidating AXA Ukraine in the Insurance and Reinsurance - Other reporting segment and CIG in the Other reporting segment (note 15). There were no other significant changes to the identifiable assets and liabilities by reporting segment at March 31, 2019 compared to December 31, 2018.

An analysis of pre-tax income (loss) by reporting segment for the quarters ended March 31 is presented below:

Quarter ended March 31, 2019

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Ongoing operations	Run-off	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	284.8	862.9	633.1	276.5	581.3	968.8	113.4	420.4	4,141.2	585.4	—	—	—	4,726.6
Intercompany	0.3	14.3	6.1	—	5.4	10.8	—	26.3	63.2	6.3	—	—	(69.5)	—
	285.1	877.2	639.2	276.5	586.7	979.6	113.4	446.7	4,204.4	591.7	—	—	(69.5)	4,726.6
Net premiums written	257.2	798.5	539.7	273.1	433.7	727.7	52.8	277.5	3,360.2	581.3	—	—	—	3,941.5
Net premiums earned
External	283.3	714.1	505.1	181.2	388.2	566.6	48.4	225.0	2,911.9	610.7	—	—	—	3,522.6
Intercompany	(1.8)	3.2	(6.1)	(0.6)	2.2	(1.8)	(2.9)	19.0	11.2	(11.2)	—	—	—	—
	281.5	717.3	499.0	180.6	390.4	564.8	45.5	244.0	2,923.1	599.5	—	—	—	3,522.6
Underwriting expenses(1)	(280.8)	(676.1)	(487.8)	(141.4)	(378.6)	(577.7)	(45.0)	(247.3)	(2,834.7)	(624.9)	—	—	—	(3,459.6)
Underwriting profit (loss)	0.7	41.2	11.2	39.2	11.8	(12.9)	0.5	(3.3)	88.4	(25.4)	—	—	—	63.0
Interest income	13.9	42.9	21.8	9.2	19.7	40.9	4.1	16.8	169.3	18.1	8.2	16.2	(2.3)	209.5
Dividends	5.2	6.3	4.8	2.5	0.8	7.8	0.9	0.6	28.9	3.3	2.1	0.3	—	34.6
Investment expenses	(3.3)	(6.5)	(3.4)	(1.9)	(3.2)	(7.5)	(0.2)	(1.8)	(27.8)	(3.4)	(10.1)	(1.4)	34.5	(8.2)
Interest and dividends	15.8	42.7	23.2	9.8	17.3	41.2	4.8	15.6	170.4	18.0	0.2	15.1	32.2	235.9
Share of profit (loss) of associates	(2.7)	34.1	(13.3)	(9.8)	(9.4)	(5.5)	1.0	(6.5)	(12.1)	(10.6)	8.6	136.4	—	122.3
Other
Revenue	—	—	—	—	—	—	—	—	—	—	1,027.9	—	—	1,027.9
Expenses	—	—	—	—	—	—	—	—	—	—	(995.4)	—	2.3	(993.1)
	—	—	—	—	—	—	—	—	—	—	32.5	—	2.3	34.8
Operating income (loss)	13.8	118.0	21.1	39.2	19.7	22.8	6.3	5.8	246.7	(18.0)	41.3	151.5	34.5	456.0
Net gains (losses) on investments	(7.5)	135.8	110.3	7.7	33.7	90.3	111.2	38.9	520.4	118.0	36.6	48.9	—	723.9
Interest expense	(0.3)	(2.0)	(1.4)	(1.0)	(4.1)	(7.3)	(0.1)	(0.3)	(16.5)	(1.9)	(40.5)	(52.7)	—	(111.6)
Corporate overhead and other	(1.4)	(4.8)	(4.7)	(2.0)	(2.3)	(17.2)	(3.0)	(1.1)	(36.5)	—	—	0.4	(34.5)	(70.6)
Pre-tax income	4.6	247.0	125.3	43.9	47.0	88.6	114.4	43.3	714.1	98.1	37.4	148.1	—	997.7
Income taxes														(183.1)
Net earnings														814.6

Attributable to:
Shareholders of Fairfax														769.2
Non-controlling interests														45.4
														814.6

(1)
Underwriting expenses for the quarter ended March 31, 2019 are comprised as shown below. Accident year underwriting expenses exclude the impact of net favourable or adverse prior year claims reserve development.

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Ongoing operations
Loss & LAE - accident year	210.0	482.3	316.2	106.8	211.1	357.2	30.9	150.6	1,865.1
Commissions	48.2	156.2	75.4	19.8	106.6	64.2	5.1	41.2	516.7
Premium acquisition costs and other underwriting expenses	45.9	73.5	96.9	51.8	60.9	101.5	14.0	58.2	502.7
Underwriting expenses - accident year	304.1	712.0	488.5	178.4	378.6	522.9	50.0	250.0	2,884.5
Net (favourable) adverse claims reserve development	(23.3)	(35.9)	(0.7)	(37.0)	—	54.8	(5.0)	(2.7)	(49.8)
Underwriting expenses - calendar year	280.8	676.1	487.8	141.4	378.6	577.7	45.0	247.3	2,834.7

Quarter ended March 31, 2018

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Ongoing operations	Run-off	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	262.6	750.4	557.0	311.7	550.3	928.6	111.2	460.5	3,932.3	(0.1)	—	—	—	3,932.2
Intercompany	0.2	14.7	15.0	—	2.4	3.5	(0.2)	10.4	46.0	—	—	—	(46.0)	—
	262.8	765.1	572.0	311.7	552.7	932.1	111.0	470.9	3,978.3	(0.1)	—	—	(46.0)	3,932.2
Net premiums written	239.1	689.7	484.8	308.4	408.6	735.0	53.6	321.0	3,240.2	(0.1)	—	—	—	3,240.1
Net premiums earned
External	269.2	613.3	459.6	196.7	349.8	524.5	51.3	275.2	2,739.6	2.1	—	—	—	2,741.7
Intercompany	(1.1)	4.7	7.9	(0.6)	(1.8)	(6.1)	(1.5)	(1.5)	—	—	—	—	—	—
	268.1	618.0	467.5	196.1	348.0	518.4	49.8	273.7	2,739.6	2.1	—	—	—	2,741.7
Underwriting expenses(1)	(265.8)	(563.5)	(466.2)	(168.8)	(344.1)	(491.7)	(52.1)	(278.3)	(2,630.5)	(43.6)	—	—	—	(2,674.1)
Underwriting profit (loss)	2.3	54.5	1.3	27.3	3.9	26.7	(2.3)	(4.6)	109.1	(41.5)	—	—	—	67.6
Interest income	18.7	44.3	20.7	8.7	14.1	30.0	4.6	18.2	159.3	11.9	10.2	19.7	—	201.1
Dividends	4.0	3.5	1.9	1.2	0.9	2.2	0.6	1.3	15.6	2.6	2.1	0.5	—	20.8
Investment expenses	(3.1)	(7.6)	(3.3)	(1.9)	(2.9)	(9.4)	(0.7)	(2.4)	(31.3)	(3.0)	(18.9)	(2.3)	45.0	(10.5)
Interest and dividends	19.6	40.2	19.3	8.0	12.1	22.8	4.5	17.1	143.6	11.5	(6.6)	17.9	45.0	211.4
Share of profit (loss) of associates	(2.3)	(6.5)	(2.6)	(1.2)	(1.6)	(1.5)	1.0	(0.4)	(15.1)	(2.5)	40.0	7.9	—	30.3
Other
Revenue	—	—	—	—	—	—	—	—	—	—	1,008.8	—	—	1,008.8
Expenses	—	—	—	—	—	—	—	—	—	—	(965.2)	—	—	(965.2)
	—	—	—	—	—	—	—	—	—	—	43.6	—	—	43.6
Operating income (loss)	19.6	88.2	18.0	34.1	14.4	48.0	3.2	12.1	237.6	(32.5)	77.0	25.8	45.0	352.9
Net gains (losses) on investments	(8.8)	45.8	32.7	(11.0)	(16.8)	(10.0)	(7.7)	(2.9)	21.3	17.8	914.3	(19.2)	—	934.2
Loss on repurchase of long term debt	—	—	—	—	—	—	—	—	—	—	—	(20.9)	—	(20.9)
Interest expense	—	(0.9)	(0.5)	(0.8)	(3.6)	(8.1)	—	(1.3)	(15.2)	—	(23.7)	(49.9)	—	(88.8)
Corporate overhead and other	(1.8)	(7.0)	(5.9)	(2.1)	(2.3)	(14.9)	(2.7)	(2.6)	(39.3)	—	—	(2.0)	(45.0)	(86.3)
Pre-tax income (loss)	9.0	126.1	44.3	20.2	(8.3)	15.0	(7.2)	5.3	204.4	(14.7)	967.6	(66.2)	—	1,091.1
Income taxes														(53.1)
Net earnings														1,038.0

Attributable to:
Shareholders of Fairfax														684.3
Non-controlling interests														353.7
														1,038.0

(1)
Underwriting expenses for the quarter ended March 31, 2018 are comprised as shown below. Accident year underwriting expenses exclude the impact of net favourable or adverse prior year claims reserve development.

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Ongoing operations
Loss & LAE - accident year	186.0	396.8	295.3	117.2	193.4	363.6	38.1	161.0	1,751.4
Commissions	47.0	138.1	77.9	20.7	98.5	32.6	6.0	45.1	465.9
Premium acquisition costs and other underwriting expenses	45.9	69.1	93.0	53.4	52.2	99.4	13.5	72.3	498.8
Underwriting expenses - accident year	278.9	604.0	466.2	191.3	344.1	495.6	57.6	278.4	2,716.1
Net favourable claims reserve development	(13.1)	(40.5)	—	(22.5)	—	(3.9)	(5.5)	(0.1)	(85.6)
Underwriting expenses - calendar year	265.8	563.5	466.2	168.8	344.1	491.7	52.1	278.3	2,630.5

Revenue and expenses of the Other reporting segment were comprised as follows:

	First quarter
	2019
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total
Revenue	448.8	113.1	215.0	251.0	1,027.9
Expenses	(441.4)	(95.3)	(217.0)	(241.7)	(995.4)
Pre-tax income (loss) before interest expense and other	7.4	17.8	(2.0)	9.3	32.5

	First quarter
	2018
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total
Revenue	345.3	130.3	413.3	119.9	1,008.8
Expenses	(333.6)	(119.3)	(404.9)	(107.4)	(965.2)
Pre-tax income before interest expense and other	11.7	11.0	8.4	12.5	43.6

(1)	Comprised primarily of Recipe and its subsidiaries, Toys "R" Us Canada (acquired on May 31, 2018), Praktiker, Golf Town, Sporting Life, Kitchen Stuff Plus and William Ashley.

(2)
Comprised of Fairfax India and its subsidiaries NCML, Fairchem and Saurashtra Freight. These results differ from those published by Fairfax India due to Fairfax India's application of investment entity accounting under IFRS.

(3)
Comprised of Thomas Cook India and its subsidiaries Sterling Resorts and Quess (deconsolidated on March 1, 2018). These results differ from those published by Thomas Cook India primarily due to differences between IFRS and Indian GAAP, and acquisition accounting adjustments.

(4)	Comprised primarily of Dexterra (acquired on March 7, 2018), Grivalia Properties, Mosaic Capital, Pethealth, Boat Rocker and Fairfax Africa and its subsidiary CIG (consolidated January 4, 2019).

18.	Expenses
Losses on claims, net, operating expenses and other expenses for the quarters ended March 31 were comprised as follows:

	First Quarter
	2019			2018
	Insurance and reinsurance companies(1)	Non-insurance companies(2)	Total	Insurance and reinsurance companies(1)	Non-insurance companies(2)	Total
Losses and loss adjustment expenses	2,327.3	—	2,327.3	1,612.9	—	1,612.9
Other reporting segment cost of sales	—	587.2	587.2	—	643.5	643.5
Wages and salaries	314.9	176.5	491.4	324.1	140.4	464.5
Employee benefits	84.7	28.6	113.3	74.6	23.5	98.1
Depreciation, amortization and impairment charges(3)	58.4	70.8	129.2	45.6	31.1	76.7
Short-term, low value and other lease costs(3)	4.1	17.2	21.3	—	—	—
Operating lease costs(3)	—	—	—	22.6	36.0	58.6
Premium taxes	52.0	—	52.0	47.6	—	47.6
Audit, legal and other professional fees	32.3	10.8	43.1	32.2	6.4	38.6
Information technology costs	36.5	7.6	44.1	38.5	4.5	43.0
Share-based payments to directors and employees	17.6	3.1	20.7	18.2	1.3	19.5
Other reporting segment marketing costs	—	21.8	21.8	—	17.7	17.7
Loss on repurchase of long term debt	—	—	—	—	20.9	20.9
Restructuring costs	0.5	(0.2)	0.3	6.5	0.3	6.8
Administrative expense and other	73.1	69.7	142.8	69.8	60.5	130.3
	3,001.4	993.1	3,994.5	2,292.6	986.1	3,278.7

(1)	Total expense of the insurance and reinsurance companies is comprised of losses on claims, net and operating expenses as presented in the consolidated statement of earnings.

(2)
Other expenses as presented in the consolidated statement of earnings is comprised of cost of sales and operating expenses of the non-insurance companies, and loss on repurchase of long term debt of the holding company.

(3)	The adoption of IFRS 16 Leases on January 1, 2019 is described in note 3.

19.	Supplementary Cash Flow Information
Cash and cash equivalents included in the consolidated balance sheets and the consolidated statements of cash flows were comprised as follows:

	March 31, 2019
	Unrestricted cash and cash equivalents included in the consolidated statement of cash flows			Restricted cash and cash equivalents			Cash and cash equivalents included on the consolidated balance sheet
	Cash	Cash equivalents	Total	Cash	Cash equivalents	Total	Cash	Cash equivalents	Total
Holding company cash and investments	65.2	9.2	74.4	0.6	—	0.6	65.8	9.2	75.0
Subsidiary cash and short term investments	2,544.8	1,686.1	4,230.9	360.0	196.2	556.2	2,904.8	1,882.3	4,787.1
Subsidiary assets pledged for short sale and derivative obligations	—	1.5	1.5	—	—	—	—	1.5	1.5
Fairfax India	42.2	45.6	87.8	8.2	—	8.2	50.4	45.6	96.0
Fairfax Africa	93.2	52.2	145.4	—	—	—	93.2	52.2	145.4
	2,745.4	1,794.6	4,540.0	368.8	196.2	565.0	3,114.2	1,990.8	5,105.0

	December 31, 2018
	Unrestricted cash and cash equivalents included in the consolidated statement of cash flows			Restricted cash and cash equivalents			Cash and cash equivalents included on the consolidated balance sheet
	Cash	Cash equivalents	Total	Cash	Cash equivalents	Total	Cash	Cash equivalents	Total
Holding company cash and investments	131.0	96.1	227.1	0.6	—	0.6	131.6	96.1	227.7
Subsidiary cash and short term investments	2,300.1	1,722.7	4,022.8	359.7	201.2	560.9	2,659.8	1,923.9	4,583.7
Subsidiary assets pledged for short sale and derivative obligations	—	3.0	3.0	—	—	—	—	3.0	3.0
Fairfax India	25.0	27.1	52.1	15.6	—	15.6	40.6	27.1	67.7
Fairfax Africa	77.4	154.5	231.9	—	—	—	77.4	154.5	231.9
	2,533.5	2,003.4	4,536.9	375.9	201.2	577.1	2,909.4	2,204.6	5,114.0

Details of certain cash flows included in the consolidated statements of cash flows for the quarters ended March 31 were as follows:

	First Quarter
	2019	2018
Net (purchases) sales of investments classified at FVTPL
Short term investments	(349.9)	2,032.1
Bonds	437.1	(4,967.4)
Preferred stocks	(24.0)	0.7
Common stocks	48.7	228.0
Derivatives and short sales	(57.2)	(37.8)
	54.7	(2,744.4)

Net interest and dividends received
Interest and dividends received	118.0	134.5
Interest paid on borrowings	(82.2)	(46.9)
Interest paid on lease liabilities(1)	(16.0)	—
	19.8	87.6

Net income taxes paid	(25.2)	(96.5)

(1)	The adoption of IFRS 16 Leases on January 1, 2019 is described in note 3.

Index to Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations
(as of May 2, 2019)
(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes to Management's Discussion and Analysis of Financial Condition and Results of Operations

(1)
Readers of the Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should review the notes to the unaudited interim consolidated financial statements for the three months ended March 31, 2019, and the notes to the MD&A contained in the company's 2018 Annual Report.

(2)
The company presents information on gross premiums written and net premiums written throughout this MD&A. These two measures are used in the insurance industry and by management in evaluating operating results. Gross premiums written represents the total premiums on policies issued during a specified period, irrespective of the portion ceded or earned, and is an indicator of the volume of new business generated by the company. Net premiums written represents gross premiums written less amounts ceded to reinsurers and is considered a measure of the insurance risk that the company has chosen to retain from the new business it has generated.

(3)
The combined ratio is the traditional performance measure of underwriting results of property and casualty companies and is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses expressed as a percentage of net premiums earned). Other ratios used by the company include the commission expense ratio (commissions expressed as a percentage of net premiums earned), the underwriting expense ratio (premium acquisition costs and other underwriting expenses expressed as a percentage of net premiums earned) and the accident year combined ratio (calculated in the same manner as the combined ratio but excluding the net favourable or adverse development of reserves established for claims that occurred in previous accident years). These ratios are calculated from information disclosed in note 17 (Segmented Information) to the interim consolidated financial statements for the three months ended March 31, 2019 and are used by management for comparisons to historical underwriting results and to the underwriting results of competitors and the broader property and casualty industry. These ratios do not have any standardized meanings under IFRS and may not be comparable to similar measures presented by other companies.

(4)
The company's long equity total return swaps allow the company to receive the total return on a notional amount of an equity index or individual equity instrument (including dividends and capital gains or losses) in exchange for the payment of a floating rate of interest on the notional amount. Conversely, short equity total return swaps allow the company to pay the total return on a notional amount of an equity index or individual equity instrument in exchange for the receipt of a floating rate of interest on the notional amount. Throughout this MD&A, the terms “total return swap expense" and "total return swap income" refer to the net dividends and interest paid and received respectively, related to the company's long and short equity and equity index total return swaps. Interest and dividends as presented in the consolidated statement of earnings includes total return swap expense or income.

(5)
The measures "pre-tax income before net gains on investments", "net realized gains on investments", and "net change in unrealized gains on investments" are each shown separately in this MD&A to present more meaningfully the results of the company's investment management strategies. The two measures "net realized gains on investments", and "net change in unrealized gains on investments" are derived from the details of net gains (losses) on investments as presented in note 5 (Cash and Investments) to the interim consolidated financial statements for the three months ended March 31, 2019, and their sum is equal to "net gains on investments" as presented in the consolidated statement of earnings.

(6)
Ratios included in the Capital Resources and Management section of this MD&A include: net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital. Those performance measures are used by the company to assess the amount of leverage employed in its operations. The company also calculates an interest coverage ratio and an interest and preferred share dividend distribution coverage ratio as measures of its ability to service its debt and pay dividends to its preferred shareholders. These ratios are calculated using amounts presented in the company's interim consolidated financial statements for the three months ended March 31, 2019 and are explained in detail in note 16 (Financial Risk Management, under the heading of "Capital Management").

(7)
Book value per basic share (also referred to as book value per share) is a performance measure calculated by the company as common shareholders' equity divided by the number of common shares effectively outstanding.

(8)	References in this MD&A to the company's insurance and reinsurance operations do not include its run-off operations.

(9)
Adoption of IFRS 16 Leases ("IFRS 16") on January 1, 2019 did not have a significant impact on common shareholders’ equity. Comparative periods were not restated as permitted by the transition provisions of IFRS 16. For details see note 3 (Summary of Significant Accounting Policies) in the interim consolidated financial statements for the three months ended March 31, 2019.

Business Developments
Acquisitions and Divestitures
For a description of these transactions, see note 15 (Acquisitions and Divestitures) to the interim consolidated financial statements for the three months ended March 31, 2019.

Sources of Income

Income in the interim consolidated financial statements for the quarters ended March 31, 2019 and 2018 is shown in the table that follows.

	First Quarter
	2019	2018
Net premiums earned - Insurance and Reinsurance
Northbridge	281.5	268.1
Odyssey Group	717.3	618.0
Crum & Forster	499.0	467.5
Zenith National	180.6	196.1
Brit	390.4	348.0
Allied World	564.8	518.4
Fairfax Asia	45.5	49.8
Other	244.0	273.7
	2,923.1	2,739.6
Run-off	599.5	2.1
	3,522.6	2,741.7
Interest and dividends	235.9	211.4
Share of profit of associates	122.3	30.3
Net gains on investments	723.9	934.2
Other(1)	1,027.9	1,008.8
	5,632.6	4,926.4

(1)
Represents revenue earned by the Other reporting segment, which is comprised primarily of the revenue earned by Recipe and its subsidiaries, Thomas Cook India and its subsidiaries Sterling Resorts and Quess (deconsolidated on March 1, 2018), Toys "R" Us Canada (acquired on May 31, 2018), and Fairfax India and its subsidiaries NCML, Fairchem and Saurashtra Freight. Also included is the revenue earned by Mosaic Capital, Boat Rocker, Dexterra (acquired on March 7, 2018), Praktiker, Sporting Life, Golf Town, Grivalia Properties, Pethealth, Fairfax Africa and its subsidiary CIG (consolidated January 4, 2019), Kitchen Stuff Plus, Rouge Media and William Ashley.

Income of $5,632.6 in the first quarter of 2019 increased from $4,926.4 in the first quarter of 2018 principally as a result of increases in net premiums earned, share of profit of associates, interest and dividends and other revenue, partially offset by lower net gains on investments. An analysis of interest and dividends, share of profit of associates and net gains on investments for the quarters ended March 31, 2019 and 2018 is provided in the Investments section of this MD&A.
The year-over-year increase in net premiums earned by the company’s insurance and reinsurance operations in the first quarter of 2019 reflected increases at Odyssey Group ($99.3, 16.1%), Allied World ($46.4, 9.0%), Brit ($42.4, 12.2%), Crum & Forster ($31.5, 6.7%) and Northbridge ($13.4, 5.0%, inclusive of the unfavourable effect of foreign currency translation), partially offset by decreases at Insurance and Reinsurance – Other ($29.7, 10.9%), Zenith National ($15.5, 7.9%) and Fairfax Asia ($4.3, 8.6%). Net premiums earned at Run-off in the first quarter of 2019 principally reflected the impact of the first quarter 2019 reinsurance transaction described in more detail in the Run-off section of this MD&A.
The increase in other revenue to $1,027.9 in the first quarter of 2019 from $1,008.8 in the first quarter of 2018 principally reflected the consolidation of Dexterra (on March 7, 2018) and Toys "R" Us Canada (on May 31, 2018) and an increase at Boat Rocker, partially offset by a decrease at Thomas Cook India (primarily reflecting the deconsolidation of Quess on March 1, 2018).

In order to better compare the first quarter of 2019 to the first quarter of 2018, the table which follows presents net premiums written by the company’s insurance and reinsurance operations, excluding the items described in the footnotes to the table.

	First Quarter
Net premiums written - Insurance and Reinsurance	2019	2018	% change year-over-year
Northbridge	257.2	239.1	7.6
Odyssey Group	798.5	689.7	15.8
Crum & Forster	539.7	484.8	11.3
Zenith National	273.1	308.4	(11.4)
Brit	433.7	408.6	6.1
Allied World	727.7	735.0	(1.0)
Fairfax Asia	52.8	53.6	(1.5)
Other(1)	265.0	259.2	2.2
	3,347.7	3,178.4	5.3

(1)
Excludes net premiums written by Advent of $61.8 in the first quarter of 2018 (Advent was transferred to the Run-off reporting segment effective January 1, 2019) and $12.5 of net premiums written by AXA Ukraine in the first quarter of 2019 (AXA Ukraine was acquired February 14, 2019).

Northbridge’s net premiums written increased by 7.6% in the first quarter of 2019. In Canadian dollar terms, Northbridge’s net premiums written increased by 13.1%, primarily due to price increases across the group and strong retention of renewal business.
Odyssey Group's net premiums written increased by 15.8% in the first quarter of 2019, primarily reflecting increases in all divisions, with the majority of the increase related to U.S. Insurance (growth in automobile and U.S. crop insurance lines of business), North America (growth in U.S. automobile, accident and health and casualty treaty reinsurance lines of business) and London Market (growth at Newline Insurance).
Crum & Forster's net premiums written increased by 11.3% in the first quarter of 2019, primarily reflecting growth in the accident and health, property, fidelity and surety, and umbrella lines of business.
Zenith National's net premiums written decreased by 11.4% in the first quarter of 2019, primarily reflecting price decreases.
Brit's net premiums written increased by 6.1% in the first quarter of 2019, primarily reflecting growth in core lines of business generated by increased contribution from underwriting initiatives launched in recent years (primarily related to Brit's U.S. operations) and price increases (principally in specialist liability, energy, marine and property lines of business), partially offset by reductions in non-core lines of business through active portfolio management.
Allied World's net premiums written decreased by 1.0% in the first quarter of 2019, principally reflecting decreases in the reinsurance segment (primarily reflecting the timing of the renewal of a significant assumed crop reinsurance treaty), partially offset by growth in the North America platform in the programs lines of business.
Fairfax Asia's net premiums written decreased by 1.5% in the first quarter of 2019, primarily reflecting lower premium retention in the property line of business at AMAG Insurance, partially offset by growth in property, commercial automobile and marine lines of business.

Sources of Net Earnings

The table below presents the sources of the company's net earnings for the quarters ended March 31, 2019 and 2018, set out in a format the company has consistently used as it believes it assists in understanding the composition and management of the company. In that table, combined ratios and underwriting results for each of the insurance and reinsurance segments is shown separately. Operating income as presented for the insurance and reinsurance segments, and the Run-off and Other reporting segments, includes interest and dividends and share of profit (loss) of associates, and excludes net gains on investments which are considered a less predictable source of investment income. Net gains on investments is disaggregated into net realized gains on investments and net change in unrealized gains on investments to present more meaningfully the results of the company's investment management strategies.

	First Quarter
Combined ratios - Insurance and Reinsurance	2019	2018
Northbridge	99.8%	99.2%
Odyssey Group	94.3%	91.2%
Crum & Forster	97.8%	99.7%
Zenith National	78.3%	86.1%
Brit	97.0%	98.9%
Allied World	102.3%	94.8%
Fairfax Asia	98.8%	104.5%
Other	101.3%	101.7%
Consolidated	97.0%	96.0%

Sources of net earnings
Underwriting - Insurance and Reinsurance
Northbridge	0.7	2.3
Odyssey Group	41.2	54.5
Crum & Forster	11.2	1.3
Zenith National	39.2	27.3
Brit	11.8	3.9
Allied World	(12.9)	26.7
Fairfax Asia	0.5	(2.3)
Other	(3.3)	(4.6)
Underwriting profit - insurance and reinsurance	88.4	109.1
Interest and dividends - insurance and reinsurance	170.4	143.6
Share of loss of associates - insurance and reinsurance	(12.1)	(15.1)
Operating income - insurance and reinsurance	246.7	237.6
Run-off (excluding net gains on investments)	(18.0)	(32.5)
Other reporting segment (excluding net gains on investments)	41.3	77.0
Interest expense	(111.6)	(88.8)
Corporate overhead and other	115.4	(36.4)
Pre-tax income before net gains on investments	273.8	156.9
Net realized gains on investments	192.1	726.8
Pre-tax income including net realized gains on investments	465.9	883.7
Net change in unrealized gains on investments	531.8	207.4
Pre-tax income	997.7	1,091.1
Income taxes	(183.1)	(53.1)
Net earnings	814.6	1,038.0

Attributable to:
Shareholders of Fairfax	769.2	684.3
Non-controlling interests	45.4	353.7
	814.6	1,038.0

Net earnings per share	$28.04	$24.27
Net earnings per diluted share	$26.98	$23.60
Cash dividends paid per share	$10.00	$10.00

The company's insurance and reinsurance operations produced an underwriting profit of $88.4 (combined ratio of 97.0%) in the first quarter of 2019 compared to an underwriting profit of $109.1 (combined ratio of 96.0%) in the first quarter of 2018. The increase in the combined ratio in the first quarter of 2019 principally reflected lower net favourable prior year reserve development.

The following table presents the components of the company's combined ratios for the quarters ended March 31, 2019 and 2018:

	First Quarter
	2019	2018
Underwriting profit - insurance and reinsurance	88.4	109.1

Loss & LAE - accident year	63.8%	63.9%
Commissions	17.7%	17.0%
Underwriting expense	17.2%	18.2%
Combined ratio - accident year	98.7%	99.1%
Net favourable development	(1.7)%	(3.1)%
Combined ratio - calendar year	97.0%	96.0%

Net (favourable) adverse prior year reserve development for the quarters ended March 31, 2019 and 2018 was comprised as follows:

	First Quarter
Insurance and Reinsurance	2019	2018
Northbridge	(23.3)	(13.1)
Odyssey Group	(35.9)	(40.5)
Crum & Forster	(0.7)	—
Zenith National	(37.0)	(22.5)
Allied World	54.8	(3.9)
Fairfax Asia	(5.0)	(5.5)
Other	(2.7)	(0.1)
	(49.8)	(85.6)

Attritional current period catastrophe losses, net of reinstatement premiums decreased to $47.8 (1.6 combined ratio points) in the first quarter of 2019 from $52.6 (1.9 combined ratio points) in the first quarter of 2018.
The commission expense ratio increased to 17.7% in the first quarter of 2019 from 17.0% in the first quarter of 2018, primarily reflecting the release of acquisition accounting adjustments related to Allied World that had reduced net premiums earned and commission expense in the first quarter of 2018. Acquisition accounting adjustments had a nominal impact on the first quarter of 2019, having mostly been released in prior quarters.
The underwriting expense ratio decreased to 17.2% in the first quarter of 2019 from 18.2% in the first quarter of 2018, primarily reflecting decreases at Odyssey Group and Allied World (principally reflecting increased net premiums earned relative to modest increases in underwriting expenses) and improvements at Fairfax Latam (primarily related to cost efficiencies across the region and higher net premiums earned due to changes to its reinsurance structure subsequent to its acquisition by the company).
Underwriting expenses of $502.7 in the first quarter of 2019 was comparable to underwriting expenses of $498.8 in the first quarter of 2018.
Operating expenses as presented in the consolidated statement of earnings decreased to $601.8 in the first quarter of 2019 from $612.8 in the first quarter of 2018 primarily reflecting decreased Fairfax corporate overhead (principally due to decreased employee compensation expenses), partially offset by the modest increase in underwriting expenses of the insurance and reinsurance operations as described in the preceding paragraph.
Other expenses as presented in the consolidated statement of earnings increased to $993.1 in the first quarter of 2019 from $986.1 in the first quarter of 2018 principally reflecting the consolidation of Dexterra (on March 7, 2018) and Toys "R" Us Canada (on May 31, 2018) and increases at Boat Rocker, partially offset by decreases at Thomas Cook India (primarily reflecting the deconsolidation of Quess on March 1, 2018).
The company reported net earnings attributable to shareholders of Fairfax of $769.2 (net earnings of $28.04 per basic share and $26.98 per diluted share) in the first quarter of 2019 compared to net earnings attributable to shareholders of Fairfax of $684.3 (net earnings of $24.27 per basic share and $23.60 per diluted share) in the first quarter of 2018 (net earnings in the first quarter of 2018 reflected a net gain of $889.9 from re-measurement of Quess upon its deconsolidation). The first quarter of 2019 reflected significant net gains on investments, and decreased net earnings attributable to non-controlling interests (principally due to non-controlling interests' share of the net gain from re-measurement of Quess upon its deconsolidation in the first quarter of 2018), partially offset by a higher provision for income taxes.

Net Earnings by Reporting Segment
The company's sources of net earnings by reporting segment are set out below for the quarters ended March 31, 2019 and 2018. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to Odyssey Group and Group Re.
Quarter ended March 31, 2019

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Ongoing operations	Run-off	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written	285.1	877.2	639.2	276.5	586.7	979.6	113.4	446.7	4,204.4	591.7	—	—	(69.5)	4,726.6
Net premiums written	257.2	798.5	539.7	273.1	433.7	727.7	52.8	277.5	3,360.2	581.3	—	—	—	3,941.5
Net premiums earned	281.5	717.3	499.0	180.6	390.4	564.8	45.5	244.0	2,923.1	599.5	—	—	—	3,522.6
Underwriting profit (loss)	0.7	41.2	11.2	39.2	11.8	(12.9)	0.5	(3.3)	88.4	(25.4)	—	—	—	63.0
Interest and dividends	15.8	42.7	23.2	9.8	17.3	41.2	4.8	15.6	170.4	18.0	0.2	15.1	32.2	235.9
Share of profit (loss) of associates	(2.7)	34.1	(13.3)	(9.8)	(9.4)	(5.5)	1.0	(6.5)	(12.1)	(10.6)	8.6	136.4	—	122.3
Operating income (loss)	13.8	118.0	21.1	39.2	19.7	22.8	6.3	5.8	246.7	(18.0)	8.8	151.5	32.2	421.2
Net gains (losses) on investments	(7.5)	135.8	110.3	7.7	33.7	90.3	111.2	38.9	520.4	118.0	36.6	48.9	—	723.9
Other reporting segment	—	—	—	—	—	—	—	—	—	—	32.5	—	2.3	34.8
Interest expense	(0.3)	(2.0)	(1.4)	(1.0)	(4.1)	(7.3)	(0.1)	(0.3)	(16.5)	(1.9)	(40.5)	(52.7)	—	(111.6)
Corporate overhead and other	(1.4)	(4.8)	(4.7)	(2.0)	(2.3)	(17.2)	(3.0)	(1.1)	(36.5)	—	—	0.4	(34.5)	(70.6)
Pre-tax income	4.6	247.0	125.3	43.9	47.0	88.6	114.4	43.3	714.1	98.1	37.4	148.1	—	997.7
Income taxes														(183.1)
Net earnings														814.6

Attributable to:
Shareholders of Fairfax														769.2
Non-controlling interests														45.4
														814.6

Quarter ended March 31, 2018

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Ongoing operations	Run-off	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written	262.8	765.1	572.0	311.7	552.7	932.1	111.0	470.9	3,978.3	(0.1)	—	—	(46.0)	3,932.2
Net premiums written	239.1	689.7	484.8	308.4	408.6	735.0	53.6	321.0	3,240.2	(0.1)	—	—	—	3,240.1
Net premiums earned	268.1	618.0	467.5	196.1	348.0	518.4	49.8	273.7	2,739.6	2.1	—	—	—	2,741.7
Underwriting profit (loss)	2.3	54.5	1.3	27.3	3.9	26.7	(2.3)	(4.6)	109.1	(41.5)	—	—	—	67.6
Interest and dividends	19.6	40.2	19.3	8.0	12.1	22.8	4.5	17.1	143.6	11.5	(6.6)	17.9	45.0	211.4
Share of profit (loss) of associates	(2.3)	(6.5)	(2.6)	(1.2)	(1.6)	(1.5)	1.0	(0.4)	(15.1)	(2.5)	40.0	7.9	—	30.3
Operating income (loss)	19.6	88.2	18.0	34.1	14.4	48.0	3.2	12.1	237.6	(32.5)	33.4	25.8	45.0	309.3
Net gains (losses) on investments	(8.8)	45.8	32.7	(11.0)	(16.8)	(10.0)	(7.7)	(2.9)	21.3	17.8	914.3	(19.2)	—	934.2
Other reporting segment	—	—	—	—	—	—	—	—	—	—	43.6	—	—	43.6
Interest expense	—	(0.9)	(0.5)	(0.8)	(3.6)	(8.1)	—	(1.3)	(15.2)	—	(23.7)	(49.9)	—	(88.8)
Corporate overhead and other	(1.8)	(7.0)	(5.9)	(2.1)	(2.3)	(14.9)	(2.7)	(2.6)	(39.3)	—	—	(22.9)	(45.0)	(107.2)
Pre-tax income (loss)	9.0	126.1	44.3	20.2	(8.3)	15.0	(7.2)	5.3	204.4	(14.7)	967.6	(66.2)	—	1,091.1
Income taxes														(53.1)
Net earnings														1,038.0

Attributable to:
Shareholders of Fairfax														684.3
Non-controlling interests														353.7
														1,038.0

Net gains (losses) on investments by reporting segment for the quarters ended March 31, 2019 and 2018 were comprised as shown in the following tables:

Quarter ended March 31, 2019

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Ongoing operations	Run-off	Other	Corporate and Other	Consolidated
Long equity exposures	39.1	161.3	69.0	0.2	31.8	46.5	103.0	44.7	495.6	103.3	17.5	60.4	676.8
Short equity exposures	—	20.5	36.5	—	—	—	—	4.5	61.5	4.5	—	—	66.0
Bonds	(47.6)	(22.8)	8.8	7.6	—	33.1	(1.7)	(9.2)	(31.8)	13.8	13.0	(7.8)	(12.8)
U.S. treasury bond forwards	—	(0.3)	(10.2)	(4.1)	—	—	—	—	(14.6)	(6.1)	—	—	(20.7)
CPI-linked derivatives	1.4	1.1	0.1	(0.7)	0.6	—	—	(5.9)	(3.4)	(0.3)	—	(0.6)	(4.3)
Foreign currency	(5.3)	(15.7)	7.2	3.0	(0.6)	4.0	4.4	6.5	3.5	2.2	3.5	(4.9)	4.3
Other	4.9	(8.3)	(1.1)	1.7	1.9	6.7	5.5	(1.7)	9.6	0.6	2.6	1.8	14.6
Net gains (losses) on investments	(7.5)	135.8	110.3	7.7	33.7	90.3	111.2	38.9	520.4	118.0	36.6	48.9	723.9

Quarter ended March 31, 2018

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Ongoing operations	Run-off	Other	Corporate and Other	Consolidated
Long equity exposures(1)	(1.5)	50.5	16.5	(5.1)	(10.0)	17.4	3.9	(6.0)	65.7	21.2	919.4	(31.2)	975.1
Short equity exposures	0.2	17.5	31.2	—	—	—	—	3.8	52.7	3.1	—	(5.7)	50.1
Bonds	(8.3)	(26.0)	(38.8)	(9.7)	(4.6)	(23.7)	(2.4)	3.8	(109.7)	(14.1)	1.9	(3.2)	(125.1)
U.S. treasury bond forwards	0.4	6.0	27.3	3.8	0.3	—	—	0.3	38.1	7.5	—	0.1	45.7
CPI-linked derivatives	(2.8)	(4.8)	(0.8)	(1.6)	(0.8)	—	—	(7.1)	(17.9)	0.1	—	(2.4)	(20.2)
Foreign currency	3.6	3.1	(2.2)	1.8	(1.9)	(2.8)	(9.1)	1.7	(5.8)	(0.1)	(8.1)	30.4	16.4
Other	(0.4)	(0.5)	(0.5)	(0.2)	0.2	(0.9)	(0.1)	0.6	(1.8)	0.1	1.1	(7.2)	(7.8)
Net gains (losses) on investments	(8.8)	45.8	32.7	(11.0)	(16.8)	(10.0)	(7.7)	(2.9)	21.3	17.8	914.3	(19.2)	934.2

(1)
The Other reporting segment included a non-cash gain of $889.9 from the deconsolidation of Quess on March 1, 2018. Refer to note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2018 for details.

Components of Net Earnings

Underwriting and Operating Income
Set out and discussed below are the underwriting and operating results of Fairfax's insurance and reinsurance operations, Run-off and Other reporting segment for the quarters ended March 31, 2019 and 2018.

Northbridge

	Cdn$
	First Quarter		First Quarter
	2019	2018	2019	2018
Underwriting profit	0.9	2.9	0.7	2.3

Loss & LAE - accident year	74.6%	69.4%	74.6%	69.4%
Commissions	17.1%	17.5%	17.1%	17.5%
Underwriting expenses	16.4%	17.2%	16.4%	17.2%
Combined ratio - accident year	108.1%	104.1%	108.1%	104.1%
Net favourable development	(8.3)%	(4.9)%	(8.3)%	(4.9)%
Combined ratio - calendar year	99.8%	99.2%	99.8%	99.2%

Gross premiums written	379.0	332.4	285.1	262.8
Net premiums written	342.0	302.4	257.2	239.1
Net premiums earned	374.2	339.2	281.5	268.1
Underwriting profit	0.9	2.9	0.7	2.3
Interest and dividends	21.0	24.8	15.8	19.6
Share of loss of associates	(3.6)	(2.9)	(2.7)	(2.3)
Operating income	18.3	24.8	13.8	19.6

The Canadian dollar weakened relative to the U.S. dollar (measured using average foreign exchange rates) by 4.9% in the first quarter of 2019 compared to the first quarter of 2018. To avoid the distortion caused by foreign currency translation, the table above presents Northbridge's underwriting and operating results in both U.S. dollars and Canadian dollars (Northbridge's functional currency). The discussion which follows makes reference to those Canadian dollar figures unless indicated otherwise.
Northbridge reported an underwriting profit of Cdn$0.9 ($0.7) and a combined ratio of 99.8% in the first quarter of 2019 compared to an underwriting profit of Cdn$2.9 ($2.3) and a combined ratio of 99.2% in the first quarter of 2018. The decrease in underwriting profit in the first quarter of 2019 principally reflected higher non-catastrophe loss experience related to the current accident year (primarily due to a higher frequency of large commercial property losses) and a modest increase in current period catastrophe losses, partially offset by increased net favourable prior year reserve development.
Net favourable prior year reserve development in the first quarter of 2019 of Cdn$31.0 ($23.3; 8.3 combined ratio points) principally reflected better than expected emergence across all major lines of business and mostly related to accident years 2013 to 2017. Net favourable prior year reserve development in the first quarter of 2018 of Cdn$16.5 ($13.1; 4.9 combined ratio points) principally reflected better than expected emergence on automobile and casualty lines of business related to accident years 2013 to 2016. The underwriting results in the first quarter of 2019 included Cdn$7.8 ($5.8; 2.1 combined ratio points) of current period catastrophe losses principally related to several winter storms in Quebec. Current period catastrophe losses were nominal in the first quarter of 2018.
Gross premiums written increased by 14.0% from Cdn$332.4 in the first quarter of 2018 to Cdn$379.0 in the first quarter of 2019, primarily reflecting price increases across the group and strong retention of renewal business. Net premiums written increased by 13.1% in the first quarter of 2019, consistent with the growth in gross premiums written. Net premiums earned increased by 10.3% in the first quarter of 2019 primarily reflecting the growth in net premiums written during 2018.
Interest and dividends decreased to Cdn$21.0 ($15.8) in the first quarter of 2019 from Cdn$24.8 ($19.6) in the first quarter of 2018, principally reflecting lower interest income earned on corporate and other bonds.
Cash used in operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) decreased to Cdn$23.5 ($17.7) in the first quarter of 2019 from Cdn$38.9 ($30.7) in the first quarter of 2018, primarily due to higher net premium collections, partially offset by higher net paid claims.

Odyssey Group(1)

	First Quarter
	2019	2018
Underwriting profit	41.2	54.5

Loss & LAE - accident year	67.2%	64.2%
Commissions	21.8%	22.4%
Underwriting expenses	10.3%	11.2%
Combined ratio - accident year	99.3%	97.8%
Net favourable development	(5.0)%	(6.6)%
Combined ratio - calendar year	94.3%	91.2%

Gross premiums written	877.2	765.1
Net premiums written	798.5	689.7
Net premiums earned	717.3	618.0
Underwriting profit	41.2	54.5
Interest and dividends	42.7	40.2
Share of profit (loss) of associates	34.1	(6.5)
Operating income	118.0	88.2

(1)
These results differ from those published by Odyssey Group primarily due to differences between IFRS and U.S. GAAP and purchase accounting adjustments (principally goodwill and intangible assets) recorded by Fairfax related to the privatization of Odyssey Group in 2009.

Odyssey Group reported an underwriting profit of $41.2 and a combined ratio of 94.3% in the first quarter of 2019 compared to an underwriting profit of $54.5 and a combined ratio of 91.2% in the first quarter of 2018. The decrease in underwriting profit in the first quarter of 2019 principally reflected changes in business mix, higher non-catastrophe loss experience related to the current accident year (primarily due to competitive market conditions) and lower net favourable prior year reserve development.
Net favourable prior year reserve development decreased to $35.9 (5.0 combined ratio points primarily related to casualty and property catastrophe loss reserves) in the first quarter of 2019 from $40.5 (6.6 combined ratio points primarily related to property catastrophe loss reserves) in the first quarter of 2018. Underwriting profit in the first quarters of 2019 and 2018 included $35.8 (5.0 combined ratio points) and $37.9 (6.1 combined ratio points) of attritional current period catastrophe losses (net of reinstatement premiums).

Gross premiums written and net premiums written increased by 14.7% and 15.8% in the first quarter of 2019 principally reflecting increases in all divisions, with the majority of the increase related to U.S. Insurance (growth in automobile and U.S. crop insurance lines of business), North America (growth in U.S. automobile, accident and health and casualty treaty reinsurance lines of business) and London Market (growth at Newline Insurance). Net premiums earned in the first quarter of 2019 increased by 16.1% consistent with the growth in net premiums written during 2018.
Interest and dividends increased to $42.7 in the first quarter of 2019 from $40.2 in the first quarter of 2018, primarily reflecting higher interest income earned from the reinvestment of cash and short-term investments into higher yielding short-dated U.S. treasury bonds and high quality U.S. corporate bonds in 2018, higher income earned on investment property and higher dividends on common stocks, partially offset by lower interest income earned as a result of a reduction in holdings of U.S. municipal bonds in 2018. Share of profit of associates of $34.1 in the first quarter of 2019 primarily reflected unrealized appreciation of investment property at KWP LPs. Share of loss of associates of $6.5 in the first quarter of 2018 primarily reflected Odyssey Group's share of losses of APR Energy and Astarta.
Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) increased to $91.3 in the first quarter of 2019 from $34.6 in the first quarter of 2018, due to higher net premium collections, partially offset by higher net paid losses.

Crum & Forster

	First Quarter
	2019	2018
Underwriting profit	11.2	1.3

Loss & LAE - accident year	63.4%	63.2%
Commissions	15.1%	16.7%
Underwriting expenses	19.4%	19.8%
Combined ratio - accident year	97.9%	99.7%
Net favourable development	(0.1)%	—
Combined ratio - calendar year	97.8%	99.7%

Gross premiums written	639.2	572.0
Net premiums written	539.7	484.8
Net premiums earned	499.0	467.5
Underwriting profit	11.2	1.3
Interest and dividends	23.2	19.3
Share of loss of associates	(13.3)	(2.6)
Operating income	21.1	18.0
Crum & Forster reported an underwriting profit of $11.2 and a combined ratio of 97.8% in the first quarter of 2019 compared to an underwriting profit of $1.3 and a combined ratio of 99.7% in the first quarter of 2018. The increase in underwriting profit in the first quarter of 2019 principally reflected lower commission expense (primarily reflecting the change in mix of business within the accident and health line of business) and the impact of increased business volumes. Net favourable prior year reserve development was nominal in the first quarters of 2019 and 2018. Underwriting profit in the first quarters of 2019 and 2018 included $4.5 (0.9 of a combined ratio point) and $6.0 (1.3 combined ratio points) of attritional current period catastrophe losses (net of reinstatement premiums).

Gross premiums written and net premiums written increased by 11.7% and 11.3% in the first quarter of 2019, principally reflecting growth in the accident and health, property, fidelity and surety, and umbrella lines of business. Net premiums earned increased by 6.7% in the first quarter of 2019 reflecting the growth in net premiums written during 2018.
Interest and dividends increased to $23.2 in the first quarter of 2019 from $19.3 in the first quarter of 2018, primarily reflecting higher interest income earned from the reinvestment of cash and short-term investments into higher yielding short-dated U.S. treasury bonds and high quality U.S. corporate bonds in 2018, partially offset by lower interest income earned as a result of a reduction in holdings of U.S. municipal bonds in 2018. Share of loss of associates of $13.3 in the first quarter of 2019 primarily reflected Crum & Forster's share of loss of APR Energy.
Cash used in operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) in the first quarter of 2019 decreased to $14.2 from $73.7 in the first quarter of 2018 primarily due to increased net premium collections and decreased net paid claims.

Zenith National (1)

	First Quarter
	2019	2018
Underwriting profit	39.2	27.3

Loss & LAE - accident year	59.1%	59.8%
Commissions	11.0%	10.6%
Underwriting expenses	28.7%	27.2%
Combined ratio - accident year	98.8%	97.6%
Net favourable development	(20.5)%	(11.5)%
Combined ratio - calendar year	78.3%	86.1%

Gross premiums written	276.5	311.7
Net premiums written	273.1	308.4
Net premiums earned	180.6	196.1
Underwriting profit	39.2	27.3
Interest and dividends	9.8	8.0
Share of loss of associates	(9.8)	(1.2)
Operating income	39.2	34.1

(1)
These results differ from those published by Zenith National primarily due to differences between IFRS and U.S. GAAP, intercompany investment transactions and acquisition accounting adjustments recorded by Fairfax related to the acquisition of Zenith National in 2010.

Zenith National reported an underwriting profit of $39.2 and a combined ratio of 78.3% in the first quarter of 2019 compared to an underwriting profit of $27.3 and a combined ratio of 86.1% in the first quarter of 2018. The increase in underwriting profit in the first quarter of 2019 principally reflected higher net favourable prior year reserve development.
Net favourable prior year reserve development of $37.0 (20.5 combined ratio points) in the first quarter of 2019 ($22.5 (11.5 combined ratio points) in the first quarter of 2018) principally reflected net favourable emergence related to accident years 2013 through 2018. The decrease in the estimated accident year loss and LAE ratio in the first quarter of 2019 compared to the first quarter of 2018 primarily reflected favourable loss development trends for accident year 2018 emerging in 2019, partially offset by earned price decreases and estimated loss trends for accident year 2019.
Net premiums earned decreased to $180.6 in the first quarter of 2019 from $196.1 in the first quarter of 2018, primarily reflecting earned price decreases.
Interest and dividends increased to $9.8 in the first quarter of 2019 from $8.0 in the first quarter of 2018, primarily reflecting higher interest income earned from the reinvestment of cash and short-term investments into higher yielding short-dated U.S. treasury bonds and high quality U.S. corporate bonds in 2018, and higher dividends on common stocks, partially offset by lower interest income earned as a result of a reduction in holdings of U.S. municipal bonds in 2018. Share of loss of associates of $9.8 in the first quarter of 2019 primarily reflected Zenith National's share of loss of APR Energy.
Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) decreased to $15.6 in the first quarter of 2019 from $34.7 in the first quarter of 2018, primarily as a result of lower net premium collections.

Brit

	First Quarter
	2019	2018
Underwriting profit	11.8	3.9

Loss & LAE - accident year	54.1%	55.6%
Commissions	27.3%	28.3%
Underwriting expenses	15.6%	15.0%
Combined ratio - accident year	97.0%	98.9%
Net favourable development	—	—
Combined ratio - calendar year	97.0%	98.9%

Gross premiums written	586.7	552.7
Net premiums written	433.7	408.6
Net premiums earned	390.4	348.0
Underwriting profit	11.8	3.9
Interest and dividends	17.3	12.1
Share of loss of associates	(9.4)	(1.6)
Operating income	19.7	14.4

On April 29, 2019 Brit paid a dividend of $20.6 to its minority shareholder (OMERS).

Brit reported an underwriting profit of $11.8 and a combined ratio of 97.0% in the first quarter of 2019 compared to an underwriting profit of $3.9 and a combined ratio of 98.9% in the first quarter of 2018. The increase in underwriting profit in the first quarter of 2019 principally reflected the impact of increased business volumes and lower attritional current period catastrophe losses.

Underwriting profit in the first quarters of 2019 and 2018 included $1.2 (0.3 combined ratio points) and $5.4 (1.5 combined ratio points) of attritional current period catastrophe losses (net of reinstatement premiums).
Gross premiums written and net premiums written increased by 6.2% and 6.1% in the first quarter of 2019, principally reflecting growth in core lines of business generated by increased contribution from underwriting initiatives launched in recent years (primarily related to Brit's U.S. operations) and price increases (principally in specialist liability, energy, marine and property lines of business), partially offset by reductions in non-core lines of business through active portfolio management. Net premiums earned increased by 12.2% in the first quarter of 2019 reflecting the growth in net premiums written during 2018.
Interest and dividends increased to $17.3 in the first quarter of 2019 from $12.1 in the first quarter of 2018, primarily reflecting higher interest income earned from the reinvestment of cash and short-term investments into higher yielding short-dated U.S. treasury bonds and high quality U.S. corporate bonds in 2018. Share of loss of associates of $9.4 in the first quarter of 2019 primarily reflected Brit's share of loss of APR Energy.
Cash provided by operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) of $1.4 in the first quarter of 2019 compared to cash used in operating activities of $38.8 in the first quarter of 2018 with the improvement primarily due to lower net paid claims.

Allied World(1)

	First Quarter
	2019	2018
Underwriting profit (loss)	(12.9)	26.7

Loss & LAE - accident year	63.3%	70.1%
Commissions	11.4%	6.3%
Underwriting expenses	17.9%	19.2%
Combined ratio - accident year	92.6%	95.6%
Net adverse (favourable) development	9.7%	(0.8)%
Combined ratio - calendar year	102.3%	94.8%

Gross premiums written	979.6	932.1
Net premiums written	727.7	735.0
Net premiums earned	564.8	518.4
Underwriting profit (loss)	(12.9)	26.7
Interest and dividends	41.2	22.8
Share of loss of associates	(5.5)	(1.5)
Operating income	22.8	48.0

(1)	These results differ from those published by Allied World primarily due to acquisition accounting adjustments recorded by Fairfax related to the acquisition of Allied World on July 6, 2017.

On April 29, 2019 Allied World paid a dividend of $126.4 to its minority shareholders (OMERS, AIMCo and others).

Allied World reported an underwriting loss of $12.9 and a combined ratio of 102.3% in the first quarter of 2019 compared to an underwriting profit of $26.7 and a combined ratio of 94.8% in the first quarter of 2018. The decrease in underwriting profitability in the first quarter of 2019 principally reflected net adverse prior year reserve development in the first quarter of 2019 (compared to net favourable prior year reserve development in the first quarter of 2018) and increased commission expense. Partially offsetting these decreases was an improvement in non-catastrophe loss experience related to the current accident year (primarily due to lower frequency of large losses in the insurance segment).

Net adverse prior year reserve development of $54.8 (9.7 combined ratio points) in the first quarter of 2019 primarily reflected net adverse emergence in the reinsurance segment of $36.4 (principally related to prior year catastrophe losses including Typhoon Jebi ($33.9), Hurricane Irma ($27.5), and a hail storm in Australia ($11.4), partially offset by net favourable emergence across most other reinsurance lines of business), and $18.4 in the insurance segment (principally related to medical malpractice, primary casualty, and healthcare management lines of business). Net favourable prior year reserve development of $3.9 (0.8 of a combined ratio point) in the first quarter of 2018 primarily reflected net favourable emergence on the 2017 catastrophe losses. There were no current period catastrophe losses in the first quarters of 2019 and 2018.

The commission expense ratio increased to 11.4% in the first quarter of 2019 from 6.3% in the first quarter of 2018, primarily due to the release of acquisition accounting adjustments that had reduced net premiums earned and commission expense in the first quarter of 2018. Acquisition accounting adjustments had a nominal impact on the first quarter of 2019, having mostly been released in prior quarters.

Gross premiums written increased by 5.1% in the first quarter of 2019 compared to the first quarter of 2018 primarily due to increases in the insurance segment of $74.0 (primarily reflecting growth in the North America platform in the excess casualty and programs lines of business), and to a lesser extent growth in the European and AsiaPacific operations, partially offset by decreases in the reinsurance segment (primarily reflecting the timing of the renewal of a significant assumed crop reinsurance treaty). Net premiums written decreased by 1.0% in the first quarter of 2019 reflecting the growth in gross premiums written that was more than offset by a decrease in premium retention (primarily driven by increased reinsurance purchased in the insurance segment related to the casualty and professional liability lines of business). Net premiums earned increased by 9.0% in the first quarter of 2019 primarily due to the growth in net premiums written during 2018 and the release of acquisition accounting adjustments that decreased net premiums earned in the first quarter of 2018.

Interest and dividends increased to $41.2 in the first quarter of 2019 from $22.8 in the first quarter of 2018 primarily reflecting higher interest income earned from the reinvestment of cash and short-term investments into higher yielding short-dated U.S. treasury bonds and high quality U.S. corporate bonds in 2018, and higher dividends on common stocks. Share of loss of associates of $5.5 in the first quarter of 2019 primarily reflected Allied World's share of loss of APR Energy.

Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) of $140.9 in the first quarter of 2019 increased from cash used in operating activities of $440.1 in the first quarter of 2018, primarily as a result of lower net paid claims.

Fairfax Asia

	First Quarter
	2019	2018
Underwriting profit (loss)	0.5	(2.3)

Loss & LAE - accident year	67.7%	76.5%
Commissions	11.3%	12.0%
Underwriting expenses	30.9%	27.0%
Combined ratio - accident year	109.9%	115.5%
Net favourable development	(11.1)%	(11.0)%
Combined ratio - calendar year	98.8%	104.5%

Gross premiums written	113.4	111.0
Net premiums written	52.8	53.6
Net premiums earned	45.5	49.8
Underwriting profit (loss)	0.5	(2.3)
Interest and dividends	4.8	4.5
Share of profit of associates	1.0	1.0
Operating income	6.3	3.2

The company's 9.9% equity interest in ICICI Lombard is reflected as a common stock portfolio investment and included in holding company cash and investments in the Fairfax Asia reporting segment with a fair value at March 31, 2019 of $599.6 (December 31, 2018 - $497.1).
Fairfax Asia reported an underwriting profit of $0.5 and a combined ratio of 98.8% in the first quarter of 2019 compared to an underwriting loss of $2.3 and a combined ratio of 104.5% in the first quarter of 2018. The entities comprising Fairfax Asia produced combined ratios as set out in the following table:

	First Quarter
	2019	2018
Falcon	99.3%	102.2%
Pacific Insurance	99.7%	117.6%
AMAG Insurance	92.8%	95.9%
Fairfirst Insurance	99.7%	99.8%

Fairfax Asia's underwriting results in the first quarter of 2019 included the benefit of $5.0 (11.1 combined ratio points) of net favourable prior year reserve development, primarily related to commercial automobile, property and marine loss reserves. Fairfax Asia's underwriting loss in the first quarter of 2018 included the benefit of $5.5 (11.0 combined ratio points) of net favourable prior year reserve development, primarily related to commercial automobile and property loss reserves.
Gross premiums written increased by 2.2% in the first quarter of 2019 compared to the first quarter of 2018, principally reflecting growth in property, commercial automobile and marine lines of business. Falcon assumed gross premiums written of $0.6 in the first quarter of 2019 related to a 25% quota share reinsurance participation in the net underwriting result of First Capital’s insurance portfolio. First Capital has been owned by Mitsui Sumitomo Insurance Company Limited of Tokyo, Japan since December 28, 2017. Net premiums written decreased by 1.5% in the first quarter of 2019 reflecting the growth in gross premiums written that was more than offset by lower premium retention in the property line of business at AMAG Insurance. Net premiums earned decreased by 8.6% in the first quarter of 2019, principally reflecting lower net premiums written during 2018.
Interest and dividends increased to $4.8 in the first quarter of 2019 from $4.5 in the first quarter of 2018, primarily reflecting lower investment management and administration fees, partially offset by lower interest income earned on bonds.

Insurance and Reinsurance - Other

	First Quarter
	2019
	Group Re	Bryte Insurance	Advent	Fairfax Latin America	Fairfax Central and Eastern Europe	Inter-company	Total
Underwriting profit (loss)	3.1	(3.8)	—	(4.1)	1.5	—	(3.3)

Loss & LAE - accident year	70.9%	68.8%	—	56.2%	54.8%	—	61.8%
Commissions	24.0%	18.0%	—	8.8%	20.0%	—	16.8%
Underwriting expenses	4.2%	19.2%	—	39.6%	23.9%	—	23.8%
Combined ratio - accident year	99.1%	106.0%	—	104.6%	98.7%	—	102.4%
Net (favourable) adverse development	(6.4)%	(0.3)%	—	1.0%	(1.0)%	—	(1.1)%
Combined ratio - calendar year	92.7%	105.7%	—	105.6%	97.7%	—	101.3%

Gross premiums written	47.5	86.6	—	209.3	103.3	—	446.7
Net premiums written	40.0	62.4	—	81.1	94.0	—	277.5
Net premiums earned	41.8	66.0	—	72.6	63.6	—	244.0
Underwriting profit (loss)	3.1	(3.8)	—	(4.1)	1.5	—	(3.3)
Interest and dividends	0.5	3.7	—	9.6	1.8	—	15.6
Share of loss of associates	(6.0)	—	—	—	(0.5)	—	(6.5)
Operating income (loss)	(2.4)	(0.1)	—	5.5	2.8	—	5.8

	First Quarter
	2018
	Group Re	Bryte Insurance	Advent	Fairfax Latin America	Fairfax Central and Eastern Europe	Inter- company	Total
Underwriting profit (loss)	2.9	(0.9)	(2.1)	(5.7)	1.2	—	(4.6)

Loss & LAE - accident year	63.8%	66.1%	63.0%	58.4%	39.6%	—	58.8%
Commissions	27.2%	15.2%	26.9%	4.4%	20.7%	—	16.5%
Underwriting expenses	4.7%	18.4%	18.4%	47.9%	26.8%	—	26.4%
Combined ratio - accident year	95.7%	99.7%	108.3%	110.7%	87.1%	—	101.7%
Net (favourable) adverse development	(4.7)%	1.6%	(3.9)%	(3.2)%	10.2%	—	—
Combined ratio - calendar year	91.0%	101.3%	104.4%	107.5%	97.3%	—	101.7%

Gross premiums written	26.0	92.9	79.6	187.6	88.6	(3.8)	470.9
Net premiums written	25.7	68.5	61.8	91.2	73.8	—	321.0
Net premiums earned	32.3	73.2	46.5	76.5	45.2	—	273.7
Underwriting profit (loss)	2.9	(0.9)	(2.1)	(5.7)	1.2	—	(4.6)
Interest and dividends	1.7	4.4	2.4	8.2	0.4	—	17.1
Share of profit (loss) of associates	0.1	—	—	—	(0.5)	—	(0.4)
Operating income	4.7	3.5	0.3	2.5	1.1	—	12.1

Effective January 1, 2019 Advent was reported in the Run-off reporting segment. The decision to place Advent Syndicate 780 into run-off reflected the considerable strategic challenges it faced as it endeavored to build a significant presence in its target areas of business in an extremely competitive market place. Prior to January 1, 2019, certain ongoing classes of Advent's business were transferred to Brit (casualty, direct and faculty property binder and terrorism classes), Allied World (consumer products classes) and Newline (pet health class). The capital supporting Advent Syndicate 780 and Run-off Syndicate 3500 was made interavailable from January 1, 2019 and almost all of Advent's employees were retained within Fairfax.
Fairfax Latin America is comprised of Fairfax Brasil (established by the company in 2010) and Fairfax Latam, which writes property and casualty insurance through its operating companies in Chile, Colombia, Argentina (all acquired in 2017) and Uruguay (acquired January 31, 2018). Fairfax Latam continues to work through the legal, regulatory and operational requirements to complete the acquisition of the insurance operations of AIG in Venezuela.

Fairfax Central and Eastern Europe (‘‘Fairfax CEE’’) is comprised of Colonnade Insurance and Polish Re (acquired in 2009). Colonnade Insurance writes general insurance through its Ukrainian insurance company (acquired in 2015) and through its branches in the Czech Republic, Hungary, Slovakia, Bulgaria, Poland and Romania (all acquired in 2016 and 2017). On February 14, 2019 the company completed the acquisition of AXA's property and casualty and life insurance operations in Ukraine ("AXA Ukraine") which contributed gross premiums written, net premiums written, net premiums earned and underwriting profit of $12.9, $12.5, $12.0 and $0.8 respectively in the first quarter of 2019.

The Insurance and Reinsurance – Other segment produced an underwriting loss of $3.3 and a combined ratio of 101.3% in the first quarter of 2019 compared to an underwriting loss of $4.6 and a combined ratio of 101.7% in the first quarter of 2018. The underwriting results in the first quarter of 2019 included net favourable prior year reserve development of $2.7 (1.1 combined ratio points), principally reflecting net favourable prior year reserve development at Group Re and Colonnade Insurance, partially offset by net adverse prior year reserve development at Polish Re (primarily related to property and motor third party liability loss reserves). The underwriting results in the first quarter of 2018 included net favourable prior year reserve development of $0.1 (nil combined ratio points), principally reflecting net favourable prior year reserve development at Fairfax Latam, Advent and Group Re, offset by net adverse prior year reserve development at Polish Re (primarily related to property loss reserves) and Bryte Insurance (primarily related to commercial automobile loss reserves). The underwriting results in the first quarters of 2019 and 2018 included $0.5 (0.2 combined ratio points) and $2.9 (1.1 combined ratio points) of attritional current period catastrophe losses (net of reinstatement premiums).

The underwriting expense ratio decreased to 23.8% in the first quarter of 2019 from 26.4% in the first quarter of 2018, principally reflecting improvements at Fairfax Latam (primarily related to cost efficiencies across the region and higher net premiums earned due to changes to its reinsurance structure subsequent to its acquisition by the company) and Fairfax CEE (primarily reflecting an increase in net premiums earned). Although Fairfax Latam's underwriting expense ratio improved significantly year-over-year, it continues to be elevated relative to the other companies in the reporting segment.
Gross premiums written, net premiums written and net premiums earned decreased by 5.1%, 13.6% and 10.9% in the first quarter of 2019, principally reflecting the transfer of Advent to Run-off, partially offset by the additional contribution of premiums from the acquisition of AXA Ukraine.
Interest and dividends decreased to $15.6 in the first quarter of 2019 from $17.1 in the first quarter of 2018 primarily reflecting the transfer of Advent to Run-off. Share of loss of associates of $6.5 in the first quarter of 2019 primarily reflected Group Re's share of loss of APR Energy.

Run-off

	First Quarter
	First quarter 2019 rein- surance trans-action(1)	Run-off(2)	2019	2018
Gross premiums written	561.5	30.2	591.7	(0.1)
Net premiums written	561.5	19.8	581.3	(0.1)
Net premiums earned	561.5	38.0	599.5	2.1
Losses on claims	(556.8)	(27.5)	(584.3)	(14.1)
Operating expenses	—	(40.6)	(40.6)	(29.5)
Interest and dividends	—	18.0	18.0	11.5
Share of loss of associates	—	(10.6)	(10.6)	(2.5)
Operating profit (loss)	4.7	(22.7)	(18.0)	(32.5)

(1)
Effective January 1, 2019 Run-off Syndicate 3500 reinsured a portfolio of business predominantly comprised of casualty (principally employers' liability and public liability), professional indemnity, property, marine and aviation exposures relating to accident years 2018 and prior (the "first quarter 2019 reinsurance transaction"). Pursuant to this transaction Run-off Syndicate 3500 assumed $556.8 of net insurance contract liabilities for consideration of $561.5.

(2)	Run-off excluding the first quarter 2019 reinsurance transaction.

Effective January 1, 2019 Advent was reported in the Run-off reporting segment. Refer to the Insurance and Reinsurance - Other section of this MD&A for additional details. References to the first quarter of 2019 throughout the remainder of this section exclude the impact of the first quarter 2019 reinsurance transaction.
Run-off reported an operating loss of $22.7 in the first quarter of 2019 compared to an operating loss of $32.5 in the first quarter of 2018. Net premiums earned of $38.0 in the first quarter of 2019 principally reflected the run-off of Advent's unearned premium reserve ($38.5). Losses on claims of $27.5 in the first quarter of 2019 principally reflected the losses on claims associated with the run-off of Advent's unearned premium reserve ($24.9). Losses on claims of $14.1 in the first quarter of 2018 principally reflected net adverse prior year reserve development related to asbestos loss reserves at U.S. Run-off. Operating expenses increased to $40.6 in the first quarter of 2019 from $29.5 in the first quarter of 2018, primarily as a result of $10.7 of commission expense in European Run-off principally related to the run-off of Advent's unearned premium reserve.

Interest and dividends increased to $18.0 in the first quarter of 2019 from $11.5 in the first quarter of 2018, primarily reflecting higher interest income earned from the reinvestment of cash and short-term investments into higher yielding short-dated U.S. treasury bonds and high quality U.S. corporate bonds in 2018, and higher dividends on common stocks, partially offset by lower interest income earned as a result of a reduction in holdings of U.S. municipal bonds in 2018. Share of loss of associates of $10.6 in the first quarter of 2019 primarily reflected Run-off's share of losses of APR Energy and Thai Re.
During the first quarter of 2019 the holding company made capital contributions of $169.9 to Run-off comprised of the net assets of Advent ($84.9) and cash to support the first quarter 2019 reinsurance transaction ($85.0). During the first quarter of 2018 the holding company made a cash capital contribution of $12.0 to Run-off.

Other

	First Quarter
	2019
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total
Revenue	448.8	113.1	215.0	251.0	1,027.9
Expenses	(441.4)	(95.3)	(217.0)	(241.7)	(995.4)
Pre-tax income (loss) before interest expense and other	7.4	17.8	(2.0)	9.3	32.5
Interest and dividends	2.1	(5.3)	—	3.4	0.2
Share of profit (loss) of associates	(0.2)	12.5	(0.3)	(3.4)	8.6
Net gains on investments	6.8	24.2	0.2	5.4	36.6
Pre-tax income (loss) before interest expense	16.1	49.2	(2.1)	14.7	77.9

	First Quarter
	2018
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total
Revenue	345.3	130.3	413.3	119.9	1,008.8
Expenses	(333.6)	(119.3)	(404.9)	(107.4)	(965.2)
Pre-tax income before interest expense and other	11.7	11.0	8.4	12.5	43.6
Interest and dividends	2.1	(1.5)	—	(7.2)	(6.6)
Share of profit (loss) of associates	(0.4)	22.1	0.5	17.8	40.0
Net gains on investments	0.7	20.3	890.9	2.4	914.3
Pre-tax income before interest expense	14.1	51.9	899.8	25.5	991.3

(1)	Comprised primarily of Recipe and its subsidiaries, Toys "R" Us Canada (acquired on May 31, 2018), Praktiker, Golf Town, Sporting Life, Kitchen Stuff Plus and William Ashley.

(2)
Comprised of Fairfax India and its subsidiaries NCML, Fairchem and Saurashtra Freight. These results differ from those published by Fairfax India due to Fairfax India's application of investment entity accounting under IFRS.

(3)
Comprised of Thomas Cook India and its subsidiaries Sterling Resorts and Quess (deconsolidated on March 1, 2018). These results differ from those published by Thomas Cook India primarily due to differences between IFRS and Indian GAAP, and acquisition accounting adjustments.

(4)	Comprised primarily of Dexterra (acquired on March 7, 2018), Grivalia Properties, Mosaic Capital, Pethealth, Boat Rocker and Fairfax Africa and its subsidiary CIG (consolidated January 4, 2019).

Restaurants and retail
The year-over-year increases in revenue and expenses of Restaurants and retail in the first quarter of 2019 primarily reflected the consolidation of Toys "R" Us Canada on May 31, 2018. The increase in net gains on investments in the first quarter of 2019 primarily reflected increases in the number of trust units and unit value of The Keg Rights Limited Partnership owned by The Keg (a subsidiary of Recipe).
Fairfax India
On March 29, 2019 Fairfax India acquired a 41.4% equity interest in Seven Islands Shipping Limited ("Seven Islands") for $71.8 (5.0 billion Indian rupees). Seven Islands is a private shipping company headquartered in Mumbai, India with 14 owned vessels that operate along the Indian coast and in international waters.

On March 20, 2019 Fairfax India increased its effective equity interest in The Catholic Syrian Bank Limited ("CS Bank") to 45.0% through the acquisition of an additional 8.6% interest in CS Bank warrants for cash consideration of $40.5 (2.8 billion Indian rupees). Previously on October 19, 2018 Fairfax India had invested $88.5 (6.5 billion Indian rupees) in CS Bank and received common shares and warrants representing a 36.4% effective equity interest. Fairfax India has committed to invest approximately $40 (2.8 billion Indian rupees) over the next 13 months in additional CS Bank warrants to increase its effective equity interest in CS Bank to 51.0%. CS Bank, established in 1920, is a private company headquartered in Thrissur, India, offering banking services through 419 branches and 281 automated teller machines across India.

The year-over-year decreases in revenue and expenses of Fairfax India in the first quarter of 2019 primarily reflected a decline at NCML. The decrease in share of profit of associates in the first quarter of 2019 primarily reflected decreased share of profit of Bangalore Airport and IIFL Holdings.
Thomas Cook India
On March 28, 2019 Thomas Cook India acquired a 51.0% equity interest in DEI Holdings Limited ("DEI") for $20.4 (1.4 billion Indian rupees). DEI is an imaging solutions and services provider for the attractions industry headquartered in Dubai with over 250 locations worldwide.

The year-over-year decreases in revenue and expenses of Thomas Cook India in the first quarter of 2019 primarily reflected the deconsolidation of Quess on March 1, 2018. Net gains on investments in the first quarter of 2018 included the non-cash gain of $889.9 recognized on deconsolidation of Quess.
Other
On April 5, 2019 shareholders of Grivalia Properties REIC ("Grivalia Properties") and Eurobank Ergasias S.A. (“Eurobank”) approved the planned merger of Grivalia Properties into Eurobank pursuant to which shareholders of Grivalia Properties, including the company, would receive approximately 15.8 newly issued Eurobank shares in exchange for each share of Grivalia Properties. In connection with the planned merger, Grivalia Properties paid a pre-merger capital dividend of €0.42 per share on February 5, 2019. Closing of the merger is subject to certain regulatory approvals and is expected to occur in the second quarter of 2019. At March 31, 2019 the company owned equity interests of approximately 53% and 18% in Grivalia Properties and Eurobank respectively, and expects to own approximately 32% of the merged entity upon closing of the merger. Eurobank is a financial services provider in Greece and is listed on the Athens Stock Exchange.

On April 17, 2019 AGT Food & Ingredients Inc. (“AGT”) completed its previously announced management led privatization for Cdn$18.00 per common share. In connection with the privatization, the company, as a member of the buying group, loaned AGT $255.1 (Cdn$340.0) to, among other things, acquire all of the outstanding AGT common shares not already owned by the buying group. Upon closing, the company's holdings of AGT shares with a carrying value of $111.3 represented a 59.6% controlling equity interest in AGT. Additionally, the company holds warrants that, if exercised, would increase its equity interest in AGT to approximately 80%. AGT is a supplier of pulses, staple foods and food ingredients.

On January 4, 2019 Fairfax Africa acquired an additional 41.2% equity interest in Consolidated Infrastructure Group ("CIG") for $44.9 (628.3 million South African rand) which increased its total equity interest in CIG to 49.1%. Fairfax Africa has de facto control of CIG as its largest shareholder, and as an owner of currently exercisable CIG convertible debentures that would provide majority voting control if converted. CIG is a pan-African engineering infrastructure company listed on the Johannesburg Stock Exchange.

The year-over-year increases in revenue and expenses of Other in the first quarter of 2019 reflected growth in business volume at Boat Rocker and Mosaic Capital principally as a result of business acquisitions in 2018 and 2019 and the consolidation of CIG (on January 4, 2019) and Dexterra (on March 7, 2018). Share of loss of associates in the first quarter of 2019 compared to share of profit in the first quarter of 2018 primarily related to Atlas Mara. Interest and dividends in the first quarter of 2018 included Fairfax Africa's accrual of a performance fee of $9.4 payable to Fairfax (nil in the first quarter of 2019).
Investments
Interest and Dividends
Interest and dividends of $235.9 in the first quarter of 2019 increased from $211.4 in the first quarter of 2018, primarily reflecting increases in interest income from the reinvestment of cash and short-term investments into higher yielding, short-dated U.S. treasury bonds, high quality U.S. corporate bonds and Canadian government bonds in 2018 and higher dividend income earned on common stocks, partially offset by lower interest income earned as a result of a reduction in holdings of U.S. municipal bonds in 2018.
Total return swap income decreased to $1.8 in the first quarter of 2019 from $5.7 in the first quarter of 2018, primarily reflecting lower dividend income earned on long equity total return swaps.

Share of Profit of Associates

Share of profit of associates increased to $122.3 in the first quarter of 2019 from $30.3 in the first quarter of 2018, primarily reflecting the company's share of a significant gain at Seaspan (acquired on February 14, 2018), the company's share of profit of KWF LPs (compared to share of loss in the first quarter of 2018) and increased share of profit of Eurolife, partially offset by increased share of loss of APR Energy, and share of loss of Atlas Mara and Resolute (compared to share of profit in the first quarter of 2018).

Net Gains (Losses) on Investments
Net gains (losses) on investments for the quarters ended March 31, 2019 and 2018 were comprised as follows:

	First Quarter
	2019			2018
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments
Common stocks	64.8	464.0	528.8	20.4	112.6	133.0
Preferred stocks - convertible	—	0.5	0.5	—	0.5	0.5
Bonds - convertible	(4.4)	74.9	70.5	—	(9.4)	(9.4)
Other equity derivatives(1)(2)(3)	100.0	(23.0)	77.0	(3.2)	(35.7)	(38.9)
Gain on deconsolidation of non-insurance subsidiary(4)	—	—	—	889.9	—	889.9
Long equity exposures	160.4	516.4	676.8	907.1	68.0	975.1
Short equity exposures(2)	—	66.0	66.0	(199.0)	249.1	50.1
Net equity exposures and financial effects	160.4	582.4	742.8	708.1	317.1	1,025.2
Bonds	4.2	(17.0)	(12.8)	(0.2)	(124.9)	(125.1)
CPI-linked derivatives	—	(4.3)	(4.3)	—	(20.2)	(20.2)
U.S. treasury bond forwards	(44.9)	24.2	(20.7)	49.5	(3.8)	45.7
Other derivatives	23.0	(37.7)	(14.7)	—	(6.2)	(6.2)
Foreign currency	44.7	(40.4)	4.3	(30.2)	46.6	16.4
Other	4.7	24.6	29.3	(0.4)	(1.2)	(1.6)
Net gains on investments	192.1	531.8	723.9	726.8	207.4	934.2

Net gains (losses) on bonds is comprised as follows:
Government bonds	2.9	21.1	24.0	(28.5)	(19.4)	(47.9)
U.S. states and municipalities	1.0	19.9	20.9	28.0	(71.8)	(43.8)
Corporate and other	0.3	(58.0)	(57.7)	0.3	(33.7)	(33.4)
	4.2	(17.0)	(12.8)	(0.2)	(124.9)	(125.1)

(1)	Other equity derivatives include long equity total return swaps, equity warrant forward contracts, equity warrants and call options.

(2)
Gains and losses on equity and equity index total return swaps that are regularly renewed as part of the company's long term risk management objectives are presented within net change in unrealized gains (losses).

(3)	Includes the Seaspan equity warrants and equity warrant forward contracts for the three months ended March 31, 2019.

(4)
On March 1, 2018 Thomas Cook India entered into a strategic agreement with the founder of Quess that resulted in Quess becoming an associate of Thomas Cook India whereas it was previously a consolidated subsidiary. Accordingly, the company re-measured the carrying value of Quess to its fair value of $1,109.5, recognized a non-cash gain of $889.9 and commenced applying the equity method of accounting.

Net equity exposure and financial effects: During the first quarter of 2019 the company's net equity exposures (long equity exposures net of short equity exposures) produced net gains of $742.8 (2018 - $1,025.2). Net gains on long equity exposures of $676.8 in the first quarter of 2019 were primarily comprised of net gains on common stocks ($528.8), convertible bonds ($70.5) and equity warrant forward contracts ($61.5), partially offset by a net loss on long equity total return swaps ($10.8). The company's short equity exposures produced net gains in the first quarter of 2019 of $66.0 (2018 - $50.1).
Within the interim consolidated financial statements for the three months ended March 31, 2019, refer to note 7 (Short Sales and Derivatives) for details of the company's equity and equity index total return swaps, and to note 16 (Financial Risk Management, under the heading "Market Price Fluctuations") for a tabular analysis summarizing the net effect of the company's equity and equity-related holdings (long exposures net of short exposures) on the company's financial position and results of operations.
Bonds: Net losses on bonds of $12.8 in the first quarter of 2019 (2018 - $125.1) were primarily comprised of net losses on corporate and other bonds ($57.7), partially offset by net gains on U.S. treasury bonds ($23.1) and U.S. state and municipal bonds ($20.9).
CPI-linked derivatives: The company’s CPI-linked derivative contracts produced net unrealized losses of $4.3 in the first quarter of 2019 (2018 - $20.2). Refer to note 7 (Short Sales and Derivatives, under the heading "CPI-linked derivative contracts") to the interim consolidated financial statements for the three months ended March 31, 2019 for further details.
Foreign currency: Net gains on foreign currency of $4.3 in the first quarter of 2019 (2018 - $16.4) primarily reflected foreign currency net gains on underwriting activities of $26.8 and foreign currency contracts of $26.7, partially offset by foreign currency net losses on investing activities of $49.2 (principally related to the impact of the Canadian dollar strengthening relative to the U.S. dollar on U.S. dollar denominated investments held by subsidiaries with a Canadian dollar functional currency, and the impact of the euro weakening relative to the U.S. dollar on euro denominated investments held by subsidiaries with a U.S. dollar functional currency).

Interest Expense

Consolidated interest expense was comprised as follows:

	First Quarter
	2019	2018
Interest expense on borrowings:
Holding company	52.6	49.9
Insurance and reinsurance companies	13.5	15.2
Non-insurance companies(1)	28.6	23.7
	94.7	88.8
Interest expense on lease liabilities(2)	16.9	—
	111.6	88.8

(1)	Borrowings and interest expense of the non-insurance companies are non-recourse to the holding company.

(2)
Represents accretion of lease liabilities using the effective interest method subsequent to the adoption of IFRS 16 on January 1, 2019. See note 3 (Significant Accounting Policies) to the interim consolidated financial statements for the three months ended March 31, 2019 for details.

The increase in interest expense on borrowings incurred at the holding company in the first quarter of 2019 principally reflected the issuance on April 17, 2018 of $600.0 principal amount of 4.85% unsecured senior notes due 2028, the issuance of €750.0 principal amount of 2.75% unsecured senior notes due 2028 on March 29, 2018 (€600.0) and May 18, 2018 (€150.0) and higher borrowings on the holding company credit facility year-over-year, partially offset by the redemption on June 15, 2018 of $500.0 principal amount of 5.80% senior notes due 2021, the redemption on April 30, 2018 of Cdn$267.3 principal amount of 7.25% senior notes due 2020 and the repayment on April 15, 2018 of $144.2 principal amount of 7.375% senior notes upon maturity.

The decrease in interest expense on borrowings incurred at the insurance and reinsurance companies in the first quarter of 2019 principally reflected the repurchase and redemption of Allied World's $300.0 principal amount of 5.50% senior notes due 2020 during 2018.

The increase in interest expense on borrowings incurred at the non-insurance companies in the first quarter of 2019 principally reflected increased borrowings at Fairfax India (primarily related to the replacement of its $400.0 one-year term loan due July 2018 with a $550.0 one-year term loan due June 2019) and the consolidation of the borrowings of CIG, partially offset by the deconsolidation of the borrowings of Quess.

Interest expense by reporting segment is set out in the Sources of Net Earnings section of this MD&A.

For further details on the company's borrowings refer to note 10 (Borrowings) to the interim consolidated financial statements for the three months ended March 31, 2019 and note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2018.
Corporate Overhead and Other

Corporate overhead and other consists primarily of the expenses of all of the group holding companies, net of investment management and administration fees earned by the holding company and interest and dividends earned on holding company cash and investments.

	First Quarter
	2019	2018
Fairfax corporate overhead	34.1	47.0
Subsidiary holding companies' corporate overhead	12.4	12.7
Subsidiary holding companies' non-cash intangible asset amortization(1)	24.1	26.6
Holding company interest and dividends	(15.1)	(17.9)
Holding company share of profit of associates	(136.4)	(7.9)
Investment management and administration fees	(34.5)	(45.0)
Loss on repurchase of long term debt	—	20.9
	(115.4)	36.4

(1)	Non-cash amortization of intangible assets is principally related to customer and broker relationships.
Fairfax corporate overhead decreased to $34.1 in the first quarter of 2019 from $47.0 in the first quarter of 2018, primarily reflecting decreased employee compensation expenses.
Subsidiary holding companies' corporate overhead decreased to $12.4 in the first quarter of 2019 from $12.7 in the first quarter of 2018, primarily reflecting restructuring costs incurred at Fairfax Latam in the first quarter of 2018, partially offset by higher charitable donations.
Subsidiary holding companies' non-cash intangible asset amortization of $24.1 and $26.6 in the first quarters of 2019 and 2018 primarily related to amortization of intangible assets at Allied World.

Holding company interest and dividends included total return swap income of $0.7 in the first quarter of 2019, compared to $2.0 in the first quarter of 2018. Excluding the impact of total return swap income, holding company interest and dividends decreased to $14.4 in the first quarter of 2019 from $15.9 in the first quarter of 2018, primarily reflecting decreased interest income on bonds.
Holding company share of profit of associates increased to $136.4 in the first quarter of 2019 from $7.9 in the first quarter of 2018, primarily reflecting the company's share of a significant gain at Seaspan and increased share of profit of Eurolife.
Investment management and administration fees decreased to $34.5 in the first quarter of 2019 from $45.0 in the first quarter of 2018, primarily reflecting a decrease in the investment management fees earned on the investment portfolio of Fairfax Africa.
Loss on repurchase of long term debt in the first quarter of 2018 primarily represented an accrued loss of $19.6 related to the redemption on April 30, 2018 of the company's $207.3 (Cdn$267.3) principal amount of 7.25% senior notes due June 22, 2020.
Net gains (losses) on investments attributable to the Corporate and Other reporting segment are set out in the Investments section of this MD&A.

Income Taxes

For details of the provision for income taxes in the first quarters of 2019 and 2018, refer to note 13 (Income Taxes) to the interim consolidated financial statements for the three months ended March 31, 2019.

Consolidated Balance Sheet Summary
The assets and liabilities reflected in the company's consolidated balance sheet at March 31, 2019 compared to December 31, 2018 were primarily impacted by net unrealized appreciation of investments, the consolidation of CIG (consolidated January 4, 2019) and AXA Ukraine (acquired February 14, 2019), the first quarter 2019 reinsurance transaction and the adoption of IFRS 16 on January 1, 2019. For additional details, refer to note 15 (Acquisitions and Divestitures) and note 3 (Summary of Significant Accounting Policies) to the interim consolidated financial statements for the three months ended March 31, 2019, and the Components of Net Earnings section of this MD&A under the heading "Run-off".
Holding company cash and investments decreased to $1,522.1 ($1,521.8 net of $0.3 of holding company short sale and derivative obligations) at March 31, 2019 from $1,557.2 ($1,550.6 net of $6.6 of holding company short sale and derivative obligations) at December 31, 2018, primarily reflecting payment of a dividend to common shareholders, capital contributions to subsidiaries and purchases of subordinate voting shares for cancellation of $118.0 and for treasury of $54.3 (for use in the company's share-based payment awards), partially offset by proceeds of $500.0 from borrowings on the holding company credit facility and increases in the fair value of investments. Significant cash movements at the Fairfax holding company level during the first quarter of 2019 are as set out in the Financial Condition section of this MD&A under the heading "Liquidity".
Insurance contract receivables increased by $516.1 to $5,626.8 at March 31, 2019 from $5,110.7 at December 31, 2018, primarily reflecting increased business volumes and timing due to the greater proportion of insurance and reinsurance contracts that renew in the first quarter of the year (principally at Odyssey Group and Allied World).
Portfolio investments comprise investments carried at fair value and equity accounted investments, the aggregate carrying value of which was $38,807.5 ($38,746.1 net of subsidiary short sale and derivative obligations) at March 31, 2019 compared to $37,432.9 ($37,290.0 net of subsidiary short sale and derivative obligations) at December 31, 2018. The increase of $1,456.1 principally reflected net unrealized appreciation of common stocks, convertible debentures and short equity exposures, and the receipt of cash and investments in connection with the first quarter 2019 reinsurance transaction, partially offset by net unrealized depreciation of other derivative contracts, in addition to specific factors which caused movements in portfolio investments as discussed in the paragraphs that follow.
Subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) increased by $506.7 primarily reflecting net proceeds received from sales and maturities of short-dated U.S. treasury bonds and receipt of dividends and distributions from investments in associates, partially offset by the reinvestment of cash and short-term investments into U.S. corporate bonds and investments in certain private placement corporate bonds.
Bonds (including bonds pledged for short sale derivative obligations) decreased by $318.0 primarily reflecting sales and maturities of short-dated U.S. treasury bonds, partially offset by the reinvestment of cash and short-term investments into U.S. corporate bonds and investments in certain private placement corporate bonds.
Common stocks increased by $381.2 primarily reflecting net unrealized appreciation.
Investments in associates increased by $583.8 primarily reflecting additional investments in Seaspan ($362.7) and CS Bank ($40.5 by Fairfax India), share of profit of associates ($122.3), an investment in Seven Islands ($71.8 by Fairfax India) and consolidation of CIG's equity accounted associates ($51.9 by Fairfax Africa), partially offset by the recognition of distributions and dividends of $78.2.
Derivatives and other invested assets, net of short sale and derivative obligations, increased by $254.6 primarily reflecting investments in U.S. investment property, net unrealized appreciation of equity warrants and lower net payables to counterparties to U.S. treasury bond forward contracts and total return swaps, partially offset by lower net receivables from counterparties to foreign exchange forward contracts and net unrealized depreciation of CPI-linked derivative contracts.

Recoverable from reinsurers increased by $329.6 to $8,730.5 at March 31, 2019 from $8,400.9 at December 31, 2018, primarily reflecting recoverables acquired by European Run-off as part of the first quarter 2019 reinsurance transaction and an increase in reinsurers' share of unearned premiums reflecting higher business volumes and timing due to the greater proportion of reinsurance contracts that renew in the first quarter of the year.
Deferred income taxes decreased by $144.6 to $353.3 at March 31, 2019 from $497.9 at December 31, 2018, primarily due to decreases in timing differences and tax credits in the U.S., and the utilization of deferred tax assets at Allied World.
Goodwill and intangible assets increased by $116.4 to $5,793.3 at March 31, 2019 from $5,676.9 at December 31, 2018, primarily as a result of business acquisitions at Boat Rocker and Thomas Cook India and the impact of foreign currency translation (principally the strengthening of the Canadian dollar relative to the U.S. dollar), partially offset by amortization of intangible assets.
Other assets increased by $1,859.6 to $6,427.9 at March 31, 2019 from $4,568.3 at December 31, 2018, primarily as a result of the recognition of right-of-use assets and finance lease receivables on adoption of IFRS 16, the impact of the consolidation of CIG, and higher inventory levels at non-insurance subsidiaries.
Accounts payable and accrued liabilities increased by $1,421.5 to $4,441.5 at March 31, 2019 from $3,020.0 at December 31, 2018, primarily as a result of the recognition of lease liabilities on adoption of IFRS 16 and the impact of the consolidation of CIG.
Provision for losses and loss adjustment expenses increased by $630.5 to $29,712.2 at March 31, 2019 from $29,081.7 at December 31, 2018, primarily reflecting gross loss reserves acquired by European Run-off as part of the first quarter 2019 reinsurance transaction and the impact of the strengthening of the Canadian dollar relative to the U.S. dollar (principally at Northbridge), partially offset by U.S. Run-off's continued progress settling its claim liabilities and favourable prior year reserve development (principally at Zenith National, Odyssey Group and Northbridge).
Non-controlling interests increased by $109.6 to $4,360.0 at March 31, 2019 from $4,250.4 at December 31, 2018, primarily reflecting the consolidation of CIG, non-controlling interests' share of net earnings ($45.4) and net unrealized foreign currency translation gains ($15.7), partially offset by dividends on common shares paid to non-controlling interests ($5.4). For further details refer to note 11 (Total Equity) to the interim consolidated financial statements for the three months ended March 31, 2019.

Financial Risk Management

There were no significant changes to the company’s types of risk exposures or the processes used by the company for managing those risk exposures at March 31, 2019 compared to those identified at December 31, 2018 and disclosed in the company’s 2018 Annual Report, other than as outlined in note 16 (Financial Risk Management) to the interim consolidated financial statements for the three months ended March 31, 2019.

Financial Condition
Capital Management

For a detailed analysis, refer to note 16 (Financial Risk Management, under the heading "Capital Management") to the interim consolidated financial statements for the three months ended March 31, 2019.

Liquidity
Holding company cash and investments at March 31, 2019 totaled $1,522.1 ($1,521.8 net of $0.3 of holding company short sale and derivative obligations) compared to $1,557.2 ($1,550.6 net of $6.6 of holding company short sale and derivative obligations) at December 31, 2018.
Significant cash and investment movements at the holding company level during the first quarter of 2019 included the following inflows: proceeds of $500.0 from borrowings on the holding company credit facility and net proceeds of $85.0 from the issuance of $85.0 principal amount of 4.142% unsecured senior notes due February 7, 2024. Significant outflows during the first quarter of 2019 included the following: payment of common and preferred share dividends of $289.2, purchases of subordinate voting shares for cancellation of $118.0 and for treasury of $54.3 (for use in the company's share-based payment awards), and capital contributions to Crum & Forster ($122.4 to support its capital requirements) and to Run-off ($85.0 to provide capital support for the first quarter 2019 reinsurance transaction).
The carrying value of holding company cash and investments was also affected by the following: receipt of investment management and administration fees, disbursements for corporate overhead expenses and changes in the fair value of holding company investments.
The company believes that holding company cash and investments, net of holding company short sale and derivative obligations, at March 31, 2019 of $1,521.8 provides adequate liquidity to meet the holding company’s remaining known obligations in 2019. The holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company can draw upon its $2.0 billion unsecured revolving credit facility (for further details of the credit facility, refer to note 10 (Borrowings) to the interim consolidated financial statements for the three months ended March 31, 2019 and to note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2018).

The holding company's remaining known significant commitments for 2019 consist of payments relating to interest expense, corporate overhead, preferred share dividends, income taxes and other investment related activities, and potential payments related to derivative contracts.
During the first quarter of 2019 subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) increased by $506.7 primarily reflecting net proceeds received from sales and maturities of short-dated U.S. treasury bonds and receipt of dividends and distributions from investments in associates, partially offset by the reinvestment of cash and short-term investments into U.S. corporate bonds and investments in certain private placement corporate bonds.
Highlights in the first quarter of 2019 (with comparisons to the first quarter of 2018) of major components of cash flow are presented in the following table:

	First Quarter
	2019	2018
Operating activities
Cash provided by (used in) operating activities before the undernoted	395.4	(539.1)
Net sales (purchases) of investments classified at FVTPL	54.7	(2,744.4)
Investing activities
Net purchases of investments in associates	(366.6)	(51.8)
Purchases of subsidiaries, net of cash acquired	(37.6)	(109.0)
Net purchases of investment property	(168.6)	(49.0)
Sale of subsidiary, net of cash divested	—	71.4
Deconsolidation of subsidiary	—	(67.7)
Net purchases of premises and equipment and intangible assets	(61.6)	(56.4)
Financing activities
Net proceeds from borrowings - holding company and insurance and reinsurance companies	85.0	723.2
Repayments of borrowings - holding company and insurance and reinsurance companies	—	(24.9)
Net borrowings from holding company revolving credit facility	500.0	—
Net borrowings from (repayments to) revolving credit facilities - insurance and reinsurance companies	72.1	(45.0)
Net proceeds from borrowings - non-insurance companies	83.0	22.2
Repayments of borrowings - non-insurance companies	(14.1)	(22.4)
Net borrowings from (repayments to) revolving credit facilities and short term loans - non-insurance companies	(28.1)	167.3
Decrease in restricted cash related to financing activities	—	5.1
Principal payments on lease liabilities - holding company and insurance and reinsurance companies(1)	(13.4)	—
Principal payments on lease liabilities - non-insurance companies(1)	(38.7)	—
Purchases of subordinate voting shares for treasury	(54.3)	(38.0)
Purchases of subordinate voting shares for cancellation	(118.0)	(34.9)
Issuance of subsidiary common and preferred shares to non-controlling interests	40.9	5.0
Purchases of subsidiary shares from non-controlling interests	(23.3)	(74.8)
Sales of subsidiary shares to non-controlling interests	1.3	—
Common and preferred share dividends	(289.2)	(294.4)
Dividends paid to non-controlling interests	(27.3)	(25.3)
Decrease in cash and cash equivalents during the period	(8.4)	(3,182.9)

(1)
The adoption of IFRS 16 Leases on January 1, 2019 is described in note 3 (Summary of Significant Accounting Policies) to the interim consolidated financial statements for the three months ended March 31, 2019.

Excluding net purchases and sales of investments classified at FVTPL, cash provided by operating activities of $395.4 in 2019 compared to cash used in operating activities of $539.1 in 2018 principally reflected higher net premium collections and lower income taxes paid, partially offset by higher net paid losses and higher interest paid on borrowings. Refer to note 19 (Supplementary Cash Flow Information) to the interim consolidated financial statements for the three months ended March 31, 2019 for details of net purchases and sales of investments classified at FVTPL.
Net purchases of investments in associates of $366.6 in 2019 primarily reflected increased investments in Seaspan and CS Bank (by Fairfax India), an investment in Seven Islands (by Fairfax India), partially offset by distributions received from the company's insurance and non-insurance associates and joint arrangements. Net purchases of investments in associates of $51.8 in 2018 primarily reflected increased investments in Thai Re and AFGRI (by Fairfax Africa), partially offset by distributions received from the company's insurance and non-insurance associates. Purchases of subsidiaries, net of cash acquired of $37.6 in 2019 primarily related to the acquisitions of CIG (by Fairfax Africa) and AXA Ukraine. Purchases of subsidiaries, net of cash acquired of $109.0 in 2018 primarily related to the acquisition of Dexterra.

Net proceeds from borrowings - holding company and insurance and reinsurance companies of $85.0 in 2019 reflected net proceeds from the issuance of $85.0 principal amount of 4.142% unsecured senior notes due February 7, 2024. Net proceeds from borrowings - holding company and insurance and reinsurance companies of $723.2 in 2018 reflected net proceeds from the issuance of €600.0 of 2.75% unsecured senior notes due March 29, 2028. Repayment of borrowings - holding company and insurance and reinsurance companies of $24.9 in 2018 primarily reflected repurchases of $20.6 principal amount of Fairfax senior notes due 2022 and 2024.
Net proceeds from borrowings - non-insurance companies of $83.0 in 2019 primarily reflected borrowings by Boat Rocker and Thomas Cook India.
Purchases of subordinate voting shares for treasury in 2019 and 2018 were for the company's share-based payment awards. Issuance of subsidiary common and preferred shares to non-controlling interests of $40.9 in 2019 primarily reflected the issuance of preferred shares by a non-insurance subsidiary. Purchases of subsidiary shares from non-controlling interests of $23.3 in 2019 primarily reflected purchases of common shares made under normal course issuer bids by Fairfax Africa, Fairfax India and Recipe. Purchases of subsidiary shares from non-controlling interests of $74.8 in 2018 primarily reflected Recipe's acquisition of the non-controlling interests in The Keg.
Dividends paid to non-controlling interests of $27.3 in 2019 primarily reflected distributions and dividends paid by Grivalia Properties, Recipe and Mosaic Capital. Dividends paid to non-controlling interests of $25.3 in 2018 primarily reflected dividends paid by Grivalia Properties.

Book Value Per Share
Common shareholders’ equity at March 31, 2019 was $12,138.7 or $450.98 per basic share (excluding the unrecorded $211.2 pre-tax excess of fair value over the carrying value of investments in associates and certain consolidated subsidiaries) compared to $11,779.3 or $432.46 per basic share (excluding the unrecorded $48.3 pre-tax excess of fair value over the carrying value of investments in associates and certain consolidated subsidiaries) at December 31, 2018, representing an increase per basic share in the first quarter of 2019 of 4.3% (an increase of 6.7% adjusted to include the $10.00 per common share dividend paid in the first quarter of 2019). During the first quarter of 2019 the number of basic shares decreased primarily as a result of purchases of 249,361 subordinate voting shares for cancellation and net purchases of 72,086 subordinate voting shares for treasury (for use in the company’s share-based payment awards). At March 31, 2019 there were 26,916,500 common shares effectively outstanding.

	March 31, 2019			December 31, 2018
	Fair value	Carrying value(1)	Excess (deficiency) of fair value over carrying value	Fair value	Carrying value(1)	Excess (deficiency) of fair value over carrying value
Insurance and reinsurance associates	701.4	594.0	107.4	700.7	554.0	146.7
Non-insurance associates(2)	2,152.1	2,190.6	(38.5)	1,834.4	1,801.8	32.6
Recipe	505.3	571.7	(66.4)	508.5	555.8	(47.3)
Grivalia Properties	615.0	521.5	93.5	486.9	523.8	(36.9)
Thomas Cook India	919.9	952.3	(32.4)	826.6	946.4	(119.8)
Fairfax India	720.3	531.0	189.3	658.4	520.7	137.7
Fairfax Africa	302.8	344.5	(41.7)	293.3	358.0	(64.7)
	5,916.8	5,705.6	211.2	5,308.8	5,260.5	48.3

(1)	The carrying values of Recipe, Grivalia Properties, Thomas Cook India, Fairfax India and Fairfax Africa represent their respective hypothetical carrying values under the equity method of accounting.

(2)	Excludes investments in associates held by Grivalia Properties, Thomas Cook India, Fairfax India, and Fairfax Africa.

On September 28, 2018 the company commenced its normal course issuer bid by which it is authorized, until expiry of the bid on September 27, 2019, to acquire up to 2,612,802 subordinate voting shares, 601,588 Series C preferred shares, 398,361 Series D preferred shares, 396,713 Series E preferred shares, 357,204 Series F preferred shares, 743,295 Series G preferred shares, 256,704 Series H preferred shares, 1,046,555 Series I preferred shares, 153,444 Series J preferred shares, 950,000 Series K preferred shares and 920,000 Series M preferred shares, representing approximately 10% of the public float in respect of the subordinate voting shares and 10% of the public float in respect of each series of preferred shares. Decisions regarding any future purchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth. The Notice of Intention to Make a Normal Course Issuer Bid is available by contacting the Corporate Secretary of the company.

Contingencies and Commitments
For a full description of these matters, see note 14 (Contingencies and Commitments) to the interim consolidated financial statements for the three months ended March 31, 2019.

Quarterly Data (unaudited)

	March 31, 2019	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017
Income(1)	5,632.6	4,179.9	4,441.0	4,210.4	4,926.4	5,321.5	4,907.3	3,258.2
Net earnings (loss)(2)	814.6	(453.2)	149.2	83.9	1,038.0	856.8	370.2	312.6
Net earnings (loss) attributable to shareholders of Fairfax(2)	769.2	(477.6)	106.2	63.1	684.3	869.5	476.9	311.6
Net earnings (loss) per share(2)	$28.04	$(17.89)	$3.46	1.88	$24.27	$30.87	$16.85	$13.04
Net earnings (loss) per diluted share(2)	$26.98	$(17.89)	$3.34	1.82	$23.60	$30.06	$16.42	$12.67

(1)
Periods prior to 2018 have not been restated for the adoption of IFRS 15 Revenue from Contracts with Customers on January 1, 2018 as described in note 3 (Summary of Significant Accounting Policies) to the consolidated financial statements for the year ended December 31, 2018.

(2)
Periods prior to 2019 have not been restated for the adoption of IFRS 16 Leases on January 1, 2019 as described in note 3 (Summary of Significant Accounting Policies) to the interim consolidated financial statements for the three months ended March 31, 2019.

Operating results at the company’s insurance and reinsurance operations continue to be affected by a difficult competitive environment. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes, by favourable or adverse reserve development and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly impacted by net gains or losses on investments, the timing of which are not predictable.

Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; and assessments and shared market mechanisms which may adversely affect our insurance subsidiaries. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.